Taubman

2001 ANNUAL REPORT

We'd like to take this opportunity to report on our future.

That is what you're investing in, and it's what we work hard at fashioning every day. On many levels, the accomplishments of 2001 define our future — who we are and where we're going — together.

1 Fashioning Our Future
14 To Our Shareowners
19 2001 Portfolio
22 Financial Highlights
23 2001 Financial Review
65 Officers and Directors
66 Shareowner Information

The Mall at Wellington Green




plano
miami
palm beach
TAMPA

In 2001 we **entered four new high-growth markets, adding significant growth potential and regional balance to our portfolio.**

It was a busy year on the development front – the busiest in our 51-year history. **Dolphin Mall** opened March 1 in Miami, **The Shops at Willow Bend** debuted August 3 in North Dallas, **International Plaza** welcomed its first customers September 14 in Tampa, and **The Mall at Wellington Green** opened for business October 5 in Palm Beach.

In all, we added five million square feet of retail space to the Taubman Centers portfolio, an increase of 30 percent. And with 2001's four new dominant centers opening in affluent markets in two of America's fastest-growing southern states, we also improved the geographic balance of our holdings. Measuring by gross leasable area, 32 percent of our retail space is located in the East (Connecticut, New Jersey, Virginia, Maryland), 24 percent in the Midwest (Michigan), 23 percent in the South (Florida, Texas), and 21 percent in the West (Colorado, California, Arizona).

Just as new centers contribute to our growth, regional balance adds to the dependability and predictability of our performance over the long term.

Products on opposite page:
Peasant blouse *(Forever XXI)*,
Suitcase *(Lancel)*.




TIFFANY & CO. TIFFANY & CO.
VICTORIA'S SECRET
Neiman Marcus
Talbots
Talbots
LOUIS VUITTON
LOUIS VUITTON

John Hardy silver cuff *(Neiman Marcus).* Roberto Coin gold necklace *(Mayors).*

Raymond Weil men's watch *(Mayors).*

strengthened our relationships with the world's most distinctive merchants, creating growth opportunities for retailers and exciting new shopping destinations for consumers.

There are plenty of attractive retail companies with strong balance sheets and aggressive, well-conceived expansion programs. But in order to grow, these businesses need new locations.

Opening over 600 stores in our four new properties in 2001, we helped satisfy the expansion needs of the world's best merchants – powerful brands such as Neiman Marcus, Dillard's, Nordstrom, Lord & Taylor, Tiffany & Co., Louis Vuitton, St. John, Apple, Burberry, Williams-Sonoma, Cheesecake Factory, Armani Collezioni, Christian Dior, and Tommy Hilfiger.

Offering great retailers great locations where they can make money is the core of our business, whether they be in our traditional enclosed malls, open-air fashion parks, or value regional centers.









In 2001 we continued the strategic updating of our existing properties, protecting the competitiveness and market dominance of our centers for years to come.

Our centers are designed, built and merchandised for the long run. But all retail properties require periodic remodeling and expansion to stay fresh and appealing to customers. In 2001 we completed major renovations at **Beverly Center** in Los Angeles, **Westfarms** in West Hartford, Connecticut, **Twelve Oaks Mall** in Novi, Michigan, and **Woodland** in Grand Rapids, Michigan.

With projects planned for 2002 at **The Mall at Short Hills** in northern New Jersey, and **Stamford Town Center** in Stamford, Connecticut, we are completing a period of significant investment in our core portfolio. In fact, by the end of 2002, 85 percent of our properties will be either new or recently remodeled and/or expanded.

With all that hard work and investment behind us, our portfolio is not only the most productive, but also one of the youngest in the industry.

CENTERS OPENED PRIOR TO 1997	YEAR OPENED	YEAR LAST UPDATED
Beverly Center	1982	2001
Biltmore Fashion Park	1963	1999
Cherry Creek	1990	1998
Fair Oaks	1980	2000
Fairlane Town Center	1976	2000
La Cumbre Plaza*	1967	1989
Paseo Nuevo*	1990	1990
Regency Square	1975	1987
The Mall at Short Hills	1980	2002
Stamford Town Center	1982	2002
Twelve Oaks Mall	1977	2001
Westfarms	1974	2001
Woodland	1968	2001

CENTERS OPENED IN LAST FIVE YEARS	YEAR OPENED
Arizona Mills	1997
Dolphin Mall	2001
Great Lakes Crossing	1998
International Plaza	2001
MacArthur Center	1999
The Mall at Wellington Green	2001
The Shops at Willow Bend	2001

**The Company has announced the sale of this asset.*

Products on opposite page:
Evening dress (*MAXSTUDIO.com store*), powder brush (*Aveda*).


HERMES-PARIS

adopted a "shareholder value tree" throughout our organization, further aligning our every action with the interests of our shareowners.

We're in business to increase shareholder value. And the Taubman Centers shareholder value tree helps everyone at all levels of the company identify exactly how they can contribute to realizing that goal.

Our tree has three main branches: FFO (which incorporates Revenue, Expense, and Cost of Capital), Deployment of Capital, and Sustainability. Everything we do is assessed against the impact it will have on these critical measures and, ultimately, its impact on our stock price. This is central to how we set organizational, department and center goals, and how we evaluate and reward the performance of our associates.

We're confident the process and commitment to the shareholder value tree will sharpen our focus on the important goal of continually creating shareholder value.



Hermès scarf *(Neiman Marcus)*



strengthened our balance sheet, increasing the spread between dividends and earnings.

Retained earnings are Taubman Centers' most efficient source of capital. We have more cash to invest in our business when the ratio of our dividend to our Funds from Operations goes down. That's called a "payout ratio," and in 2001 it was 70 percent, down from 106 percent in 1993, our first full year as a public company.

This progress has allowed us to move our development program forward without issuing additional common equity, while maintaining one of the strongest debt-to-market capitalization ratios in the regional mall industry.

TAUBMAN CENTERS PAYOUT RATIO *Ratio of dividend to Funds from Operations*



$1.50
$1.25
$1.00
$0.75
$0.50
$1.44
Funds From Operations
$1.005
Dividend
1993
1994
1995
1996
1997
1998
1999
2000
2001
106%
101%
96%
90%
89%
81%
75%
74%
70%
Payout Ratio

Plaid mini hobo *(Burberry)*,
LeSportsac red classic hobo *(El Portal)*,
Red and white handbag *(Lancel)*,
Sarah Shaw circle pattern bag *(El Portal)*.



got the market's attention, with Taubman Centers achieving a total return on investment of 46 percent.

It was a tough year to find any positive returns in the stock market. The S&P 500 was down 12 percent and the NASDAQ fell 21 percent. But Real Estate Investment Trusts bucked the trend, with the NAREIT (National Association of Real Estate Investment Trusts) Index climbing 17 percent.

Taubman Centers common stock has outperformed the S&P 500 and most real estate indices for the five years ending December 31, 2001. We believe the quality of our properties, the diversity of our cash flows, and our predictable growth from development will continue to set us apart from other companies in general and other regional mall REITs in particular.

GROWTH OF $1 INVESTED IN TAUBMAN CENTERS SHARES DURING 2001



$1.50
$1.25
$1.00
$0.75
$0.50
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
$1.46
Taubman Centers, Inc.
$1.17
NAREIT Index
$0.88
S&P 500
$0.79
NASDAQ

Dress shoe *(Charles Jourdan)*.



Robert S. Taubman *(center)*
Chairman of the Board
President & Chief Executive Officer

William S. Taubman
Executive Vice President

Lisa A. Payne
Executive Vice President
Chief Financial and Administrative Officer

our 10th year as a public company, we have many positive things to report.

In 2001 we opened four spectacular new centers with great tenants in growth markets. In their first year of operation, these properties are beginning to establish themselves as dominant retail destinations.

In our core portfolio we signed leases at an industry-leading rate of $49.58, bringing our average rents to $40.97, up three percent from 2000. And Funds from Operations climbed 7.5 percent to $1.44 per share.

Most importantly, I am especially pleased to report that shareowners were rewarded with a total return on investment of 46 percent for the year.

Despite these significant achievements, September 11 will forever mark our memories of the year. These horrific events not only had a profound impact on the American people, they added pressure to retail sales during an already difficult time for our nation's economy. While sales per square foot across our portfolio were trending flat through August, post-9/11 performance resulted in the first yearly decline in sales since we went public in 1992 (down 2.1 percent to $456 per square foot). In contrast, over the nine years prior to 2001 our sales grew at an average compounded rate of 5.5 percent annually.

MEETING THE CHALLENGE

September 11 also presented us with some of the stiffest tests in our company's 51-year history. The grand opening of International Plaza in Tampa, Florida was scheduled for September 14, just three days after the terrorist attacks in New York and Washington. And The Mall at Wellington Green was to debut three weeks later in Palm Beach on October 5.

Determined to honor our commitments to tenants, customers, communities and shareowners, we opened the two newest Taubman properties on time. We appropriately adjusted our customary levels of grand opening celebration and promotion. With dignity and resolve we overcame unprecedented logistical obstacles – including the weeklong grounding of all air traffic, and a hurricane that passed through Tampa on opening day.

Through it all, we completed the most ambitious development program in our history. I have never been more proud of our company's character and capabilities.

OUR STRATEGY FOR GROWTH AND PROFITABILITY

As the theme of this report suggests, we've been *fashioning our future*. Looking back on the activities and achievements of 2001, and for that matter the last 10 years, tells you a lot about what's ahead for Taubman Centers.

We're retail real estate developers, and development will always be in our blood. If anyone ever doubted that, the five million square feet of new retail space we completed in 2001 should put that to rest. Opening four new centers in one year is extraordinary for us, and may be unprecedented in our industry. But as we've been saying, we're confident we can complete on average at least one new property per year and achieve strong long-term returns for our shareowners.

We're often asked, "Does America really need any more shopping centers?" Our strategy is to develop properties in those select markets where the answer is "yes," and to avoid markets where the answer is "no." We're in the business of recognizing retail voids in strong markets and filling them. And we're very good at determining where the best long-term opportunities exist. They're not always easy to find. For example, most people would not have guessed that retailers like Tiffany's, Louis Vuitton and Neiman Marcus could flourish in Tampa – an under-appreciated and under-stored market. We were confident they would, and the upscale merchants we brought to Tampa are exceeding their sales targets at International Plaza. Stores like St. John, Furla, and Christian Dior have already joined them in 2002.

We're also often asked, "Do America's shoppers really need more merchandise?" Consumers are constantly demanding new, fresh styles and fashions presented in more exciting, convenient environments. Our job is to meet these customers' needs and give them the merchants they desire. When we opened The Shops at Willow Bend last year, we introduced more than 50 stores never available before in Texas. The state's first Bruno Magli, Nicole Miller, Stuart Weitzman, Armani Collezioni and Apple computer shops opened at Willow Bend, and customers have welcomed them.

STAYING OUR COURSE

Growth is important – to retailers and developers. But we've never concentrated on being the nation's largest regional mall company. In fact, while we are continuously improving the quality and consistency of our assets through development, selected acquisitions and divestiture, we have essentially the same number of properties in our portfolio that we had when we went public in November 1992. Nonetheless, we have nearly doubled our FFO per share during this period while delivering an attractive dividend. We've stayed our course, focusing on development, and consciously avoiding the dramatic consolidation that has taken place among Real Estate Investment Trusts in general, and regional mall REITs in particular.

It certainly has been a dynamic 10 years for the real estate industry. Our initial public offering – introducing the now familiar Umbrella Partnership REIT (UPREIT) structure – unlocked a historic rush of public capital into real estate. Scores of companies followed us into the public arena.

The pace of change in our sector has been amazing. In the early 1990s, ownership of regional malls was the exclusive purview of pension funds, insurance companies and other large private investors. Today, about 50 percent of America's regional malls are in public hands. More than a dozen large companies have been absorbed into a handful of larger publicly traded corporations. Along the way, our industry has come of age. Real estate is increasingly becoming an accepted investment class, with REITs now included in leading indices (Taubman Centers, for example, is a part of the Russell 2000 Index).

Nonetheless, of all REIT property types, the regional mall continues to be under appreciated. This is evidenced by our sector multiple, which throughout 2001 was the weakest of any property type.

Almost since its inception nearly 50 years ago, the regional mall has battled concerns resulting from the constant change in the retail marketplace – whether it be the advent of catalog shopping, big box category killers, TV shopping, the



The Mall at Millenia
opening October 18, 2002
Orlando, FL



Stony Point Fashion Park
opening September 18, 2003
Richmond, VA

Internet, or the growth of discounters. All this change creates concerns for investors about retail/tenant credit, which underlies the rental income streams of the regional mall.

In contrast, history has shown that the productive, market-dominant regional mall has arguably had greater predictability and more consistent growth than any other property type. We believe that eventually the regional mall's strong economic characteristics and predictability of income will be recognized. This should bring multiples at least in line with those of other real estate sectors, providing significant upside opportunity for all regional mall companies, including Taubman Centers.

OUR DEVELOPMENT PIPELINE

Our properties have always set us apart, and the two Taubman centers now under construction build on that tradition. In Orlando, Florida, The Mall at Millenia will debut October 18, 2002. The 1.2 million square foot center is anchored by

Bloomingdale's, Macy's and Neiman Marcus, all new to Orlando. Located in the geographic heart of the market, Millenia is part of a master-planned 400-acre development which includes two million square feet of office space, 500,000 square feet of residual retail uses, and 1,200 hotel rooms.

In addition to Orlando's affluent and growing population (by 2005 the trade area will have 1.45 million people with 85,000 households earning more than $100,000 annually) the market attracts more than 42 million visitors each year. It is the world's most popular tourist destination, yet it doesn't have any significant presence of better-priced retailing. Las Vegas, by comparison, welcomes 34 million visitors each year and has many successful upscale shopping venues.

It's no wonder such luxury retailers as Chanel, Gucci, Louis Vuitton, Tiffany & Co., Cartier, and St. John are responding with enthusiasm to this extraordinary opportunity.

While Millenia will be a traditional enclosed super-regional mall, Stony Point Fashion Park in Richmond, Virginia will offer a very different shopping/leisure environment. Opening September 18, 2003, Stony Point will be a 690,000 square foot open-air center anchored by Dillard's, Saks Fifth Avenue and a third major store to be announced.

Like our Biltmore Fashion Park in Phoenix, Arizona, Stony Point's inviting design will feature fountains, lush landscaping and park-like seating areas. The center's retail offerings will include many new-to-the-market merchants presented in two shopping districts, The Promenade and The Park, each with its own distinctive ambiance and merchandise character.

Stony Point, surrounded by the best neighborhoods in Richmond, is part of a 146-acre development planned to include a hotel, residential units, office space and complementary commercial uses. We believe there are other excellent opportunities to develop this type of upscale niche property across the country.

In addition to our 2002 and 2003 openings, we are working on more than a dozen other projects in various stages of the development process. In 2001 we completed a restructuring of our development department. Through changes in processes, procedures and personnel, we identified ways to substantially reduce our pre-development costs, and shorten the development cycle by as much as nine months.

CHANGE AND RECOGNITION

Yes, for Taubman Centers 2001 was a year of achievement, challenge and change. A review of this pivotal year in our history would not be complete without some very special thoughts about our founder, A. Alfred Taubman. In December my dad stepped down as Chairman, a position he held since the day he started our company in 1950. No one has had more to do with *fashioning our future* than the man who created our culture and set forth our vision. Everything we do reflects his boundless creativity, absolute commitment to quality, and deep respect for people.

While he is no longer our Chairman, he will continue to provide his invaluable counsel and wisdom. As the new Chairman, I can assure you that we will never forget the lessons he has taught us. I love him very much, as do my colleagues at Taubman Centers who have been inspired by his leadership.

As always, I would like to recognize the continuing hard work and dedication of the members of our Board of Directors and all the men and women of Taubman Centers. And I would especially like to thank you for choosing to be a part of our future.

Robert S. Taubman
Chairman of the Board
President & Chief Executive Officer

2001 PORTFOLIO

OWNED CENTERS

	Centers [1]	Anchors	Sq. Ft.[2] GLA/ Mall GLA as of 12/31/01	Year Opened/ Expanded	Ownership % as of 12/31/01
	**Arizona Mills** Tempe, AZ (Phoenix Metropolitan Area)	GameWorks, Harkins Cinemas, JCPenney Outlet, Neiman Marcus-Last Call, Off 5th Saks	1,227,000/ 521,000	1997	37%
	**Beverly Center** Los Angeles, CA	Bloomingdale's, Macy's	876,000/ 568,000	1982	70% [3]
	**Biltmore Fashion Park** Phoenix, AZ	Macy's, Saks Fifth Avenue	600,000/ 293,000	1963/1992/ 1997/1999	100%
	**Cherry Creek** Denver, CO	Foley's, Lord & Taylor, Neiman Marcus, Saks Fifth Avenue	1,023,000/ 550,000	1990/1998	50%
	**Dolphin Mall** Miami, FL	Burlington Coat Factory, Cobb Theatres, Dave & Busters, Group USA, Off 5th Saks, Oshman's Supersports	1,300,000/ 636,000	2001	50%
	**Fair Oaks** Fairfax, VA (Washington, DC Metropolitan Area)	Hecht's, JCPenney, Lord & Taylor, Sears, Macy's	1,584,000/ 568,000	1980/1987/ 1988/2000	50%
	**Fairlane Town Center** Dearborn, MI (Detroit Metropolitan Area)	Marshall Field's, JCPenney, Lord & Taylor, Off 5th Saks, Sears	1,494,000/ 604,000	1976/1978/ 1980/2000	100%
	**Great Lakes Crossing** Auburn Hills, MI (Detroit Metropolitan Area)	Bass Pro Shops Outdoor World, GameWorks, Neiman Marcus-Last Call, Off 5th Saks, Star Theatres	1,376,000/ 567,000	1998	85%
	**International Plaza** Tampa, FL	Dillard's, Lord & Taylor, Neiman Marcus, Nordstrom	1,253,000/ 611,000	2001	26% [4]
	**La Cumbre Plaza** Santa Barbara, CA	Robinsons-May, Sears	474,000/ 174,000	1967/1989	100% [5]

	Centers [1]	Anchors	Sq. Ft.[2] GLA/ Mall GLA as of 12/31/01	Year Opened/ Expanded	Ownership % as of 12/31/01
	**MacArthur Center** Norfolk, VA	Dillard's, Nordstrom	937,000/ 523,000	1999	70%
	**Paseo Nuevo** Santa Barbara, CA	Macy's, Nordstrom	438,000/ 133,000	1990	100% [5]
	**Regency Square** Richmond, VA	Hecht's (two locations), JCPenney, Sears	826,000/ 239,000	1975/1987	100%
	**The Mall at Short Hills** Short Hills, NJ	Bloomingdale's, Macy's, Neiman Marcus, Nordstrom, Saks Fifth Avenue	1,341,000/ 519,000	1980/1994/ 1995	100%
	**Stamford Town Center** Stamford, CT	Filene's, Macy's, Saks Fifth Avenue	861,000/ 368,000	1982	50%
	**Twelve Oaks Mall** Novi, MI (Detroit Metropolitan Area)	Marshall Field's, JCPenney, Lord & Taylor, Sears	1,193,000/ 455,000	1977/1978	100%
	**The Mall at Wellington Green** Wellington, FL (Palm Beach County)	Burdines, Dillard's, JCPenney, Lord & Taylor	1,111,000/ 419,000 [6]	2001	90%
	**Westfarms** West Hartford, CT	Filene's, Filene's Men's Store/ Furniture Gallery, JCPenney, Lord & Taylor, Nordstrom	1,295,000/ 525,000	1974/1983/ 1997	79%
	**The Shops at Willow Bend** Plano, TX (Dallas Metropolitan Area)	Dillard's, Foley's, Lord & Taylor, Neiman Marcus	1,341,000/ 558,000 [7]	2001	100%
	**Woodland** Grand Rapids, MI	Marshall Field's, JCPenney, Sears	1,080,000/ 355,000	1968/1974/ 1984/1989	50%
	Total GLA/Total Mall GLA:		21,630,000/ 9,186,000		
	Average GLA/Average Mall GLA:		1,082,000/ 459,000		

20A


Neiman Marcus

20 B


LOUIS VUITTON
LOUIS VUITTON
LOUIS VUITTON
STARBUCKS COFFEE

MANAGED CENTERS

	Centers [1]	Anchors	Sq. Ft.[2] GLA/ Mall GLA as of 12/31/01	Year Opened/ Expanded
	**Briarwood** Ann Arbor, MI	Marshall Field's, JCPenney, Jacobson's,[8] Sears	979,000/ 358,000	1973/1980
	**Columbus City Center** Columbus, OH	Jacobson's,[8] Lazarus, Marshall Field's	1,186,000/ 392,000	1989
	**The Falls** Miami, FL	Bloomingdale's, Macy's	804,000/ 349,000	1980/1996
	**Hilltop** Richmond, CA (San Francisco Metropolitan Area)	JCPenney, Macy's, Sears	1,082,000/ 373,000	1976/1991
	**Lakeforest** Gaithersburg, MD (Washington, DC Metropolitan Area)	Hecht's, JCPenney, Lord & Taylor, Sears	1,088,000/ 418,000	1978/1992
	**Marley Station** Anne Arundel County, MD (Washington, DC Metropolitan Area)	Hecht's, JCPenney, Macy's, Sears	1,078,000/ 365,000	1987/1994 1996
	**Meadowood Mall** Reno, NV	JCPenney, Macy's (two locations), Sears	890,000/ 313,000	1979/1995
	**Stoneridge** Pleasanton, CA (San Francisco Metropolitan Area)	JCPenney, Macy's (two locations), Nordstrom, Sears	1,284,000/ 442,000	1980/1990 1996
	**Sunvalley** [9] Concord, CA (San Francisco Metropolitan Area)	JCPenney, Macy's (two locations), Sears	1,315,000/ 475,000	1967/1981
	**The Mall at Tuttle Crossing** Columbus, OH	JCPenney, Lazarus, Marshall Field's, Sears	970,000/ 379,000	1997
	**Woodfield** Schaumburg, IL (Chicago Metropolitan Area)	JCPenney, Lord & Taylor, Marshall Field's, Nordstrom, Sears	2,227,000/ 902,000	1971/1972 1995
	Total GLA/Total Mall GLA:		12,903,000/ 4,766,000	
	Average GLA/Average Mall GLA:		1,173,000/ 433,000	

CENTERS UNDER CONSTRUCTION

	Centers	Anchors	Sq. Ft.[2] GLA/ Mall GLA as of 12/31/01	Grand Opening	Ownership % as of 12/31/01
	**The Mall at Millenia** Orlando, FL	Neiman Marcus, Bloomingdale's, Macy's	1,200,000/ 520,000	October 18, 2002	50%
	**Stony Point Fashion Park** Richmond, VA	Saks Fifth Avenue, Dillard's	690,000/ 307,000	September 18, 2003	100%

PROPERTY LOCATIONS


Twelve Oaks Mall
Novi, Michigan
Briarwood
Ann Arbor, Michigan
Woodland
Grand Rapids, Michigan
Great Lakes Crossing
Auburn Hills, Michigan
Fairlane Town Center
Dearborn, Michigan
Renaissance Center
Detroit, Michigan
Westfarms
West Hartford, Connecticut
Stamford Town Center
Stamford, Connecticut
The Mall at Short Hills
Short Hills, New Jersey
Lakeforest
Gaithersburg, Maryland
Marley Station
Anne Arundel County, Maryland
Fair Oaks
Fairfax, Virginia
MacArthur Center
Norfolk, Virginia
Regency Square
Richmond, Virginia
Charleston Place
Charleston, South Carolina
The Mall at Wellington Green
Wellington, Florida
Dolphin Mall
Miami, Florida
The Falls
Miami, Florida
The Mall at Millenia
Orlando, Florida
International Plaza
Tampa, Florida
Stony Point Fashion Park
Richmond, Virginia
Columbus City Center
Columbus, Ohio
The Mall at Tuttle Crossing
Columbus, Ohio
Woodfield
Schaumburg, Illinois
The Shops at Willow Bend
Plano, Texas
Cherry Creek
Denver, Colorado
Biltmore Fashion Park
Phoenix, Arizona
Arizona Mills
Tempe, Arizona
Sunvalley(9)
Concord, California
Meadowood Mall
Reno, Nevada
Hilltop
Richmond, California
Stoneridge
Pleasanton, California
La Cumbre Plaza(5)
Santa Barbara, California
Paseo Nuevo(5)
Santa Barbara, California
Beverly Center
Los Angeles, California

○ Owned Center
□ Owned Center Under Construction
Managed Center
Third-Party Leasing and/or Development Property

(1) The table includes only centers in operation at December 31, 2001.
(2) GLA refers to "Gross Leasable Area". GLA includes the square footage of the anchor stores. Mall GLA is the square footage of just the mall tenants.
(3) The Company has an option to acquire the remaining 30%. The results of Beverly Center are consolidated in the Company's financial statements.
(4) As described on page 28 of the Financial Review, the Company's economic interest in International Plaza is significantly greater than its ownership percentage.
(5) In early 2002, the Company entered into an agreement to sell its interest in the center.
(6) GLA excludes Nordstrom and additional mall GLA, which will open in 2003.
(7) GLA excludes Saks Fifth Avenue, which will open in 2004.
(8) Jacobson's filed for bankruptcy in 2002. The store at Columbus City Center is anticipated to close in April 2002.
(9) In early 2002, the Operating Partnership entered into an agreement to acquire a 50% general partnership interest in the center.

IANCIAL HIGHLIGHTS

ENUES ($ millions)



$510
$533
$580
$231
$239
$302
$341
2000
2001

lidated Business   Unconsolidated Business at 100%

SHOPPING CENTERS
OWNED/MANAGED AT YEAR-END



35
30
25
20
15
10
5
0
28
27
31
11
11
11
17
16
20
1999
2000
2001

Owned   Managed for Third Parties

OPERATIONS
ARE



$1.34
$1.44
2000
2001

DIVIDENDS PER SHARE



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.965
$0.985
$1.005
$0.4534
$0.4402
$0.0649
$0.3075
$0.0097
$0.5116
$0.4799
$0.6878
1999
2000
2001

Ordinary Income   Capital Gain   Return of Capital

JARE FOOT



$466
$456
2000
2001

RENTS PER SQUARE FOOT



$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
$48.01
$39.58
$39.49
$46.21
$39.77
$40.06
$49.58
$40.97
$40.76
1999
2000
2001

Stores Opening During the Year   All Mall Tenants   Stores Closing During the Year

PANCY



89.1%
88.1%
1999
2000
2001*

s 4 Shopping Centers opened during 2001

MARKET CAPITALIZATION ($ millions)



Series A, C & D Preferred at Book Value
9%
$300
$1,225
Common Equity (includes Partnership Unitholders)
36%
$1,908
Taubman Share of Debt
55%

Total Market Capitalization at December 31, 2001: $3.4 billion

2001 FINANCIAL REVIEW

24 Selected Financial Data

25 Management's Discussion and Analysis of Financial Condition and Results of Operations

43 Independent Auditors' Report

44 Consolidated Balance Sheet

45 Consolidated Statement of Operations

46 Consolidated Statement of Shareowners' Equity

47 Consolidated Statement of Cash Flows

48 Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report.

	Year Ended December 31				
(in thousands of dollars, except as noted)	**2001**	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:					
Rents, recoveries, and other shopping center revenues (1)	**341,428**	305,600	268,692	333,953	
Income from investment in TRG (1)					29,349
Income before gain on disposition of interest in center, extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests	**55,664**	66,487	58,445	70,403	28,662
Gain on disposition of interest in center (2)		85,339			
Extraordinary items (3)		(9,506)	(468)	(50,774)	
Cumulative effect of change in accounting principle (4)	**(8,404)**				
Minority interest (1)	**(31,673)**	(30,300)	(30,031)	(6,009)	
TRG preferred distributions	**(9,000)**	(9,000)	(2,444)		
Net income	**7,657**	103,020	25,502	13,620	28,662
Series A preferred dividends	**(16,600)**	(16,600)	(16,600)	(16,600)	(4,058)
Net income (loss) allocable to common shareowners	**(8,943)**	86,420	8,902	(2,980)	24,604
Income (loss) before extraordinary items and cumulative effect of change in accounting principle per common share – diluted	**(0.09)**	1.75	0.17	0.32	0.48
Net income (loss) per common share – diluted	**(0.18)**	1.64	0.16	(0.06)	0.48
Dividends per common share declared	**1.005**	0.985	0.965	0.945	0.925
Weighted average number of common shares outstanding	**50,500,058**	52,463,598	53,192,364	52,223,399	50,737,333
Number of common shares outstanding at end of period	**50,734,984**	50,984,397	53,281,643	52,995,904	50,759,657
Ownership percentage of TRG at end of period (1)	**62%**	62%	63%	63%	37%
BALANCE SHEET DATA (1):					
Real estate before accumulated depreciation	**2,194,717**	1,959,128	1,572,285	1,473,440	
Investment in TRG					547,859
Total assets	**2,141,439**	1,907,563	1,596,911	1,480,863	556,824
Total debt	**1,423,241**	1,173,973	886,561	775,298	
SUPPLEMENTAL INFORMATION (5):					
Funds from Operations allocable to TCO (6)	**73,527**	70,419	68,506	61,131	53,137
Mall tenant sales (7)	**2,797,867**	2,717,195	2,695,645	2,332,726	3,086,259
Sales per square foot (8)	**456**	466	453	426	384
Number of shopping centers at end of period	**20**	16	17	16	25
Ending Mall GLA in thousands of square feet	**9,186**	7,065	7,540	7,038	10,850
Average occupancy	**84.9%** (9)	89.1%	89.0%	89.4%	87.6%
Ending occupancy	**84.0%** (9)	90.5%	90.4%	90.2%	90.3%
Leased space (10)	**87.7%** (9)	93.8%	92.1%	92.3%	92.3%
Average base rent per square foot (8) (11):					
All mall tenants	**$40.97**	$39.77	$39.58		
Stores closing during year	**$40.76**	$40.06	$39.49		
Stores opening during year	**$49.58**	$46.21	$48.01		

(1) In 1998, the Company obtained a majority and controlling interest in The Taubman Realty Group Limited Partnership (TRG or the Operating Partnership). As a result, the Company began consolidating the Operating Partnership. For 1997, amounts reflect the Company's interest in the Operating Partnership under the equity method.

(2) In August 2000, the Company completed a transaction to acquire an additional interest in one of its Unconsolidated Joint Ventures; TRG became the 100% owner of Twelve Oaks Mall and the joint venture partner became the 100% owner of Lakeside. A gain on the transaction was recognized by the Company representing the excess of the fair value over the net book basis of the Company's interest in Lakeside (see MD&A – Other Transactions).

(3) Extraordinary items for 1998 through 2000 include charges related to the extinguishment of debt, primarily consisting of prepayment premiums and the writeoff of deferred financing costs.

(4) In January 2001, the Company adopted Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its amendments and interpretations. The Company recognized a loss as a transition adjustment to mark its share of interest rate agreements to fair value as of January 1, 2001.

(5) Operating statistics for 1997 include centers transferred to General Motors pension trusts in exchange for their interests in TRG.

(6) Funds from Operations is defined and discussed in MD&A - Liquidity and Capital Resources – Funds from Operations. Funds from Operations does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as a measure of operating performance or to cash flows as a measure of liquidity.

(7) Based on reports of sales furnished by mall tenants.

(8) 2000 statistics have been restated to include MacArthur Center, which opened in March 1999.

(9) 2001 average occupancy, ending occupancy, and leased space for centers owned and open for all of 2001 and 2000 were 88.1%, 88.8%, and 91.8%, respectively.

(10) Leased space comprises both occupied space and space that is leased but not yet occupied.

(11) Amounts include centers owned and operated for two years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's expectations or beliefs concerning future events, including the following: statements regarding future developments and joint ventures, rents and returns, statements regarding the continuation of trends, and any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs. The Company cautions that although forward-looking statements reflect the Company's good faith beliefs and best judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the SEC, and in particular those set forth under the headings "General Risks of the Company" and "Environmental Matters" in the Company's Annual Report on Form 10-K. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements of Taubman Centers, Inc. and the Notes thereto.

General Background and Performance Measurement

The Company owns a managing general partner's interest in The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG), through which the Company conducts all of its operations. The Operating Partnership owns, develops, acquires, and operates regional shopping centers nationally. The Consolidated Businesses consist of shopping centers that are controlled by ownership or contractual agreement, development projects for future regional shopping centers and The Taubman Company LLC (the Manager). Shopping centers that are not controlled and that are owned through joint ventures with third parties (Unconsolidated Joint Ventures) are accounted for under the equity method.

The operations of the shopping centers are best understood by measuring their performance as a whole, without regard to the Company's ownership interest. Consequently, in addition to the discussion of the operations of the Consolidated Businesses, the operations of the Unconsolidated Joint Ventures are presented and discussed as a whole.

During 2001, the Company opened four new shopping centers (Results of Operations-New Center Openings). Also, in August 2000, the Company completed a transaction to acquire an additional interest in one of its Unconsolidated Joint Ventures; the Operating Partnership became the 100% owner of Twelve Oaks Mall and the joint venture partner became the 100% owner of Lakeside. Additional 2001 and 2000 statistics that exclude the new centers and Lakeside are provided to present the performance of comparable centers.

Current Operating Trends

In 2001, the regional shopping center industry has been affected by the softening of the national economic cycle. Economic pressures that affect consumer confidence, job growth, energy costs, and income gains can affect retail sales growth and impact the Company's ability to lease vacancies and negotiate rents at advantageous rates. A number of regional and national retailers have announced store closings or filed for bankruptcy. During 2001, 4.5% of the Company's tenants sought the protection of the bankruptcy laws, compared to 2.3% in 2000. The impact of a softening economy on the Company's current results of operations is moderated by lease cancellation income, which tends to increase in down-cycles of the economy.

In addition to overall economic pressures, the events of September 11 had a negative impact on tenant sales subsequent to September. Tenant sales per square foot in the fourth quarter of 2001 decreased by 3.8% compared to the same period in 2000. Although this was an improvement from the 9.8% decrease in sales per square foot in the month of September, the fourth quarter decrease was significantly greater than the 0.3% decrease in sales per square foot that the Company had experienced through August 2001. In addition, fourth quarter comparable center average occupancy declined by 1.7% from the prior year.

The tragic events of September 11 will also have an impact on the Company's future insurance coverage. The Company presently has coverage for terrorist acts in its policies that expire in April 2002. The Company expects that such coverage will be excluded from its standard property policies at the Company's renewal. Based on preliminary discussions with its insurance agency, such coverage will be available as a separate policy, with lower limits than present coverage, see "Liquidity and Capital Resources – Covenants and Commitments".

Given the state of the insurance industry prior to September 11, and the impact of September 11, the Company believes its premiums, including the cost of a separate terrorist policy, could increase by over 100% for property coverage and over 25% for liability coverage. These increases would impact the Company's annual common area maintenance rates paid by the Company's tenants by about 55 cents per square foot. Total occupancy costs paid by tenants signing leases in the Company's traditional centers are on average about $70 per square foot.

Mall Tenant Sales and Center Revenues

Over the long term, the level of mall tenant sales is the single most important determinant of revenues of the shopping centers because mall tenants provide approximately 90% of these revenues and because mall tenant sales determine the amount of rent, percentage rent, and recoverable expenses (together, total occupancy costs) that mall tenants can afford to pay. However, levels of mall tenant sales can be considerably more volatile in the short run than total occupancy costs.

The Company believes that the ability of tenants to pay occupancy costs and earn profits over long periods of time increases as sales per square foot increase, whether through inflation or real growth in customer spending. Because most mall tenants have certain fixed expenses, the occupancy costs that they can afford to pay and still be profitable are a higher percentage of sales at higher sales per square foot.

The following table summarizes occupancy costs, excluding utilities, for mall tenants as a percentage of mall tenant sales.

	2001	2000	1999
Mall tenant sales *(in thousands)*	**$2,797,867**	$2,717,195	$2,695,645
Sales per square foot	**456**	466 (1)	453
Minimum rents	**10.0%**	9.7%	9.7%
Percentage rents	**0.2**	0.3	0.2
Expense recoveries	**4.5**	4.4	4.3
Mall tenant occupancy costs	**14.7%**	14.4%	14.2%

(1) 2000 sales per square foot has been restated to include MacArthur Center, which opened in March 1999.

For the year ended December 31, 2001, for the first time in the Company's history as a public company, sales per square foot decreased in comparison to the prior year, reflecting the current difficult retail environment as well as the direct impact of the events of September 11. The negative sales trend directly impacts the amount of percentage rents certain tenants and anchors pay. The effects of declines in sales experienced during 2001 on the Company's operations are moderated by the relatively minor share of total rents (approximately three percent) percentage rents represent. However, if lower levels of sales were to continue, the Company's ability to lease vacancies and negotiate rents at advantageous rates could be adversely affected.

Rental Rates

As leases have expired in the shopping centers, the Company has generally been able to rent the available space, either to the existing tenant or a new tenant, at rental rates that are higher than those of the expired leases. In a period of increasing sales, rents on new leases will tend to rise as tenants' expectations of future growth become more optimistic. In periods of slower growth or declining sales, such as the Company is currently experiencing, rents on new leases will grow more slowly or will decline for the opposite reason. However, center revenues nevertheless increase as older leases roll over or are terminated early and replaced with new leases negotiated at current rental rates that are usually higher than the average rates for existing leases. The following table contains certain information regarding per square foot minimum rent at the shopping centers that have been owned and open for at least two years.

	2001	2000 (1)	1999
Average minimum rent per square foot:			
All mall tenants	**$40.97**	$39.77	$39.58
Stores closing during year	**40.76**	40.06	39.49
Stores opening during year	**49.58**	46.21	48.01

(1) 2000 rent per square foot information has been restated to include MacArthur Center, which opened in March 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Generally, the rent spread between opening and closing stores is in the Company's historic range of $5.00 to $10.00 per square foot. This statistic is difficult to predict in part because the Company's leasing policies and practices may result in early lease terminations with actual average closing rents per square foot which may vary from the average rent per square foot of scheduled lease expirations.

Occupancy

Historically, annual average occupancy has been within a narrow band. In the last ten years, annual average occupancy has ranged between 84.9% and 89.4%. Mall tenant average occupancy, ending occupancy, and leased space rates are as follows:

	2001	2000	1999
ALL CENTERS			
Average occupancy	**84.9%**	89.1%	89.0%
Ending occupancy	**84.0**	90.5	90.4
Leased space	**87.7**	93.8	92.1
COMPARABLE CENTERS			
Average occupancy	**88.1%**	89.3%	
Ending occupancy	**88.8**	90.5	
Leased space	**91.8**	93.8	

The lower occupancy and leased space in 2001 reflect the opening of the four new centers at occupancy levels lower than the average of the existing portfolio. A number of unanticipated early lease terminations accounted for the majority of the decline in comparable center occupancy.

Seasonality

The regional shopping center industry is seasonal in nature, with mall tenant sales highest in the fourth quarter due to the Christmas season, and with lesser, though still significant, sales fluctuations associated with the Easter holiday and back-to-school events. While minimum rents and recoveries are generally not subject to seasonal factors, most leases are scheduled to expire in the first quarter, and the majority of new stores open in the second half of the year in anticipation of the Christmas selling season. Additionally, most percentage rents are recorded in the fourth quarter. Accordingly, revenues and occupancy levels are generally highest in the fourth quarter.

(in thousands)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001	Total 2001
Mall tenant sales	$570,223	$605,945	$617,805	$1,003,894	$2,797,867
Revenues	132,903	137,964	139,640	169,330	579,837
Occupancy:					
Average	87.0%	85.5%	84.0%	83.7%	84.9%
Ending	85.1	85.6	83.0	84.0	84.0
Average-comparable (1)	88.1	87.9	87.6	88.6	88.1
Ending-comparable (1)	88.4	87.7	87.7	88.8	88.8
Leased space:					
All centers	90.8	90.0	88.0	87.7	87.7
Comparable (1)	92.4	91.8	91.5	91.8	91.8

(1) Excludes centers that opened in 2001 – see Results of Operations – New Center Openings.

Because the seasonality of sales contrasts with the generally fixed nature of minimum rents and recoveries, mall tenant occupancy costs (the sum of minimum rents, percentage rents and expense recoveries) relative to sales are considerably higher in the first three quarters than they are in the fourth quarter.

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001	Total 2001
Minimum rents	11.2%	10.5%	11.2%	8.3%	10.0%
Percentage rents	0.3	0.1	0.1	0.4	0.2
Expense recoveries	5.0	5.1	4.8	3.6	4.5
Mall tenant occupancy costs	16.5%	15.7%	16.1%	12.3%	14.7%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

RESULTS OF OPERATIONS

New Center Openings

In March 2001, Dolphin Mall, a 1.3 million square foot value regional center, opened in Miami, Florida. Dolphin Mall is a 50% owned Unconsolidated Joint Venture and is accounted for under the equity method. The Operating Partnership will be entitled to a preferred return on approximately $30 million of equity contributions as of December 2001, which were used to fund construction costs.

The Shops at Willow Bend, a wholly owned regional center, opened August 3, 2001 in Plano, Texas. The 1.5 million square foot center is anchored by Neiman Marcus, Saks Fifth Avenue, Lord & Taylor, Foley's, and Dillard's. Saks Fifth Avenue will open in 2004.

International Plaza, a 1.25 million square foot regional center, opened September 14, 2001 in Tampa, Florida. International Plaza is anchored by Nordstrom, Lord & Taylor, Dillard's, and Neiman Marcus. The Company has an approximately 26% ownership interest in the center. However, because the Company provided approximately 53% of the equity funding for the project, the Company will receive a preferential return. The Company expects to be initially allocated approximately 33% of the net operating income of the project, with an additional 7% representing return of capital. The Operating Partnership will be entitled to a preferred return on approximately $19 million of equity contributions as of December 2001, which were used to fund construction costs.

The Mall at Wellington Green, a 1.3 million square foot regional center, opened October 5, 2001 in Wellington, Florida and is initially anchored by Lord & Taylor, Burdines, Dillard's, and JCPenney. A fifth anchor, Nordstrom, is obligated under the reciprocal easement agreement to open within 24 months of the opening of the center and is presently expected to open in 2003. The center is owned by a joint venture in which the Operating Partnership has a 90% controlling interest.

Although Dolphin Mall opened on schedule, the center encountered significant levels of tenant and landlord-related issues arising from the construction process, far exceeding those historically experienced by the Company. The difficult opening resulted in lower than expected occupancy in 2001. In addition, lower than anticipated sales, in part due to the effect of September 11 on major tourist areas, have caused significant tenant issues resulting in early terminations, lower recoveries, and higher levels of uncollectible receivables.

In addition, general economic conditions have also affected the performance of Willow Bend and to a lesser extent the other two new centers. Leased space as of December 31, 2001 at the four new centers was 75 to 80%, lower than the Company would have previously expected. As a result, the Company presently expects that the return on the four centers will be under 9% in 2002. Over 100 additional stores remain to be leased at these centers in order to achieve stabilization. Estimates regarding returns on projects are forward-looking statements and certain significant factors could cause the actual results to differ materially, including but not limited to: 1) actual results of negotiations with tenants, 2) timing of tenant openings, and 3) early lease terminations and bankruptcies.

Other Transactions

In October 2001, the Operating Partnership committed to a restructuring of its development operations. A restructuring charge of $2.0 million was recorded primarily representing the cost of certain involuntary terminations of personnel. Pursuant to the restructuring plan, 17 positions were eliminated within the development department.

In April 2001, the Operating Partnership's $10 million investment in Swerdlow was converted into a loan which bore interest at 12% and matured in December 2001. This loan is currently delinquent and is accruing interest at 18%. All interest due through the December maturity date was received. Although the Operating Partnership expects to fully recover the amount due under this note receivable, the Company is currently in negotiations with Swerdlow regarding the repayment. An affiliate of Swerdlow is a partner in the Dolphin Mall joint venture.

In August 2000, the Company completed a transaction to acquire an additional ownership in one of its Unconsolidated Joint Ventures. Under the terms of the agreement, the Operating Partnership became the 100% owner of Twelve Oaks Mall and the joint venture partner became the 100% owner of Lakeside, subject to the existing mortgage debt. The transaction resulted in a net payment to the joint venture partner of approximately $25.5 million in cash. The results of Twelve Oaks have been consolidated in the Company's results subsequent to the acquisition date (prior to that date, Twelve Oaks was accounted for under the equity method as an Unconsolidated Joint Venture). A gain of $85.3 million on the transaction was recognized by the Company representing its share of the excess of the fair value over the net book basis of the Company's interest in Lakeside, adjusted for the $25.5 million paid and transaction costs.

During 2000, the Operating Partnership recognized its $9.5 million share of extraordinary charges relating to the Arizona Mills and Stamford Town Center refinancings, which consisted of a prepayment premium and the write-off of deferred financing costs.

In 1996, the Operating Partnership entered into an agreement to lease Memorial City Mall, a 1.4 million square foot shopping center located in Houston, Texas. The lease was subject to certain provisions that enabled the Operating Partnership to explore significant redevelopment opportunities and terminate the lease obligation in the event such redevelopment opportunities were not deemed to be sufficient. The Operating Partnership terminated its Memorial City lease on April 30, 2000.

During October and November 2001, the Operating Partnership completed an $82.5 million financing secured by Regency Square and closed on a new $275 million line of credit. The net proceeds of these financings were used to pay off $150 million outstanding under loans previously secured by Twelve Oaks Mall and the balance under the expiring revolving credit facility. In May 2001, the Company closed on a $168 million construction loan for The Mall at Wellington Green.

During October 2000, Arizona Mills completed a $146 million secured refinancing of its existing mortgage. Also in October 2000, MacArthur Center completed a $145 million secured financing, repaying the existing $120 million construction loan. The remaining net proceeds of approximately $23.9 million were distributed to the Operating Partnership, which contributed all of the equity funding for the development of the center. In January 2000, Stamford Town Center completed a $76 million secured refinancing. During 2000, construction facilities for $160 million and $220 million were obtained for The Mall at Millenia and The Shops at Willow Bend, respectively.

Investments in Technology Businesses

During 2001, the Company committed to invest approximately $2 million in Constellation Real Technologies LLC, a company that forms and sponsors real estate related internet, e-commerce, and telecommunications enterprises. The Company's investment was $0.5 million at December 31, 2001.

In May 2000, the Company acquired an approximately 6.8% interest in MerchantWired, LLC, a service company providing internet and network infrastructure to shopping centers and retailers. As of December 31, 2001, the Company had an investment of approximately $3.6 million in this venture and has guaranteed obligations of approximately $3.8 million. The principal shareholder of MerchantWired has disclosed that the future profitability of MerchantWired is dependent on it obtaining outside capital and other management expertise; there is no assurance as to its success in doing so. During 2001 and 2000, the Company recognized its $2.4 million (including $0.6 million of real estate-related depreciation) and $0.5 million share of MerchantWired losses, respectively.

In April 1999, the Company obtained a $7.4 million preferred investment in fashionmall.com, Inc., an e-commerce company originally organized to market, promote, advertise, and sell fashion apparel and related accessories and products over the internet. In 2001, fashionmall.com significantly scaled back its operations and experienced significant decreases in operating revenues. Fashionmall.com management has disclosed that they have more cash than is needed to fund current operations and are considering how best to use such cash, including making acquisitions, issuing special dividends, or finding other options to provide opportunities for liquidity to its shareholders at some time in the future. While the Company's right to a preference in the event of a liquidation is not disputed, and while there is more than sufficient cash in fashionmall.com to fund the Company's liquidation preference, the Company has been in settlement discussions with fashionmall.com's management to return the Company's preferred investment at a discount, in order to facilitate these potential uses of the cash. There is no assurance that the settlement discussions will achieve a resolution and/or what their ultimate outcome will be. During 2001, the Company recorded a charge of $1.9 million relating to its investment in fashionmall.com; the Company's investment was $5.5 million at December 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

New Accounting Pronouncements

Effective January 1, 2001, the Company adopted SFAS 133 and its related amendments and interpretations, which establish accounting and reporting standards for derivative instruments. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the Company's earnings as interest expense. The Company uses derivative instruments primarily to manage exposure to interest rate risks inherent in variable rate debt and refinancings. The Company routinely uses cap, swap, and treasury lock agreements to meet these objectives. For interest rate cap instruments designated as cash flow hedges, changes in the time value were excluded from the assessment of hedge effectiveness. The swap agreement on the Dolphin construction facility does not qualify for hedge accounting although its use is consistent with the Company's overall risk management objectives. As a result, the Company recognizes its share of losses and income related to this agreement in earnings as the value of the agreement changes.

The initial adoption of SFAS 133 on January 1, 2001 resulted in a reduction to income of approximately $8.4 million as the cumulative effect of a change in accounting principle and a reduction to OCI of $0.8 million. These amounts represent the transition adjustments necessary to mark the Company's share of interest rate agreements to fair value as of January 1, 2001.

In addition to the transition adjustments, the Company recognized a $3.3 million reduction of earnings during the year ended December 31, 2001, representing unrealized losses due to the decline in interest rates and the resulting decrease in value of the Company's and its Unconsolidated Joint Ventures' interest rate agreements. Of these amounts, approximately $2.8 million represents the change in value of the Dolphin swap agreement and the remainder represents the changes in time value of other instruments.

As of December 31, 2001, the Company has $3.1 million of derivative losses included in Accumulated OCI. Of this amount, $2.8 million relates to a realized loss on a hedge of the October 2001 Regency Square financing. This loss will be recognized as additional interest expense over the ten-year term of the debt. The remaining $0.3 million of derivative losses included in Accumulated OCI at December 31, 2001 relates to a hedge of the Dolphin Mall construction facility that will be recognized as a reduction of earnings through its 2002 maturity date. The Company expects that approximately $0.6 million will be reclassified from Accumulated OCI and recognized as a reduction of earnings during the next twelve months.

In October 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which replaced FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Statement 144 broadens the reporting of discontinued operations to include disposals of operating components; each of the Company's investments in an operating center is such a component. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and generally are to be applied prospectively. The Statement is not expected to have a material effect on the financial condition or results of operations of the Company; however, if the Company were to dispose of a center, the center's results of operations would have to be separately disclosed as discontinued operations in the Company's financial statements.

Comparable Center Operations

The performance of the Company's portfolio can be measured through comparisons of comparable centers' operations. During 2001, revenues (excluding land sales) less operating costs (operating and recoverable expenses) of those centers owned and open for the entire period increased approximately two percent in comparison to the same centers' results in 2000. This growth was primarily due to increases in minimum rents, revenue from advertising space arrangements, and lease cancellation income, partially offset by a decrease in percentage rent and an increase in expenses. The Company expects that comparable center operations will increase annually by two to three percent. This is a forward-looking statement and certain significant factors could cause the actual results to differ materially; refer to the General Risks of the Company in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

Other Income

The Company has certain additional sources of income beyond its rental revenues, recoveries from tenants, and revenues from management, leasing, and development services, as summarized in the following table. The Company expects that the shopping center-related revenues, such as income from parking garages or sponsorship agreements, will grow at a rate slightly higher than the rate of inflation. During 2001, gains on peripheral land sales were less than the approximately $6 million average of the preceding three years; the Company expects that 2002 gains on land sales will return to a range of $6 million to $7 million. Interest income in 2001 and 2000 exceeded historical averages; the Company expects that 2002 interest income will range between $2 million and $3 million. Lease cancellation income is dependent on the overall economy and performance of particular retailers in specific locations and is difficult to predict; 2001 lease cancellation income significantly exceeded historical averages. Estimates regarding anticipated 2002 other income are forward-looking statements and certain significant factors could cause the actual results to differ materially, including but not limited to: 1) actual results of negotiations with tenants, counterparties, and potential purchasers of peripheral land, and 2) timing of transactions.

(Operating Partnership's share in millions of dollars)	**2001**	2000
Shopping center related revenues	**13.8**	13.6
Gains on peripheral land sales	**4.6**	9.1
Lease cancellation revenue	**10.3**	1.6
Interest income	**4.9**	4.3
	33.6	28.6

Subsequent Events

In early 2002, the Operating Partnership entered into a definitive purchase and sale agreement to acquire for $88 million a 50% general partnership interest in SunValley Associates, a California general partnership that owns the Sunvalley Shopping Center located in Concord, California. The $88 million purchase price consists of $28 million of cash and $60 million of existing debt that encumbers the property. The Company's interest in the secured debt consists of a $55 million primary note bearing interest at LIBOR plus 0.92% and a $5 million note bearing interest at LIBOR plus 3.0%. The notes mature in September 2003 and have two one-year extension options. The center is also subject to a ground lease that expires in 2061. The Manager has managed the property since its development and will continue to do so after the acquisition. The other 50% partner in the property is an entity owned and controlled by Mr. A. Alfred Taubman, the Company's largest shareholder and recently retired Chairman of the Board of Directors.

Also in early 2002, the Company entered into agreements to sell its interests in LaCumbre Plaza and Paseo Nuevo, subject to satisfying closing conditions, for $77 million. The centers are subject to ground leases and are unencumbered by debt. The centers were purchased in 1996 for $59 million.

These transactions are expected to close during the first half of 2002, and the Company expects to use the net proceeds from the sale of the two centers to fund the acquisition of Sunvalley and pay down borrowings under the Company's lines of credit. Assuming the operations of these two centers are included in Funds from Operations for the period owned in 2002, the Company expects that these transactions will have a neutral effect on Funds from Operations in 2002. This is a forward-looking statement and certain significant factors could cause the actual effect to differ materially, including but not limited to 1) the occurrence and timing of the transactions, 2) actual operations of the centers, 3) actual use of proceeds, 4) actual transaction costs, and 5) resolution of closing conditions.

Presentation of Operating Results

The following tables contain the combined operating results of the Company's Consolidated Businesses and the Unconsolidated Joint Ventures. Income allocated to the minority partners in the Operating Partnership and preferred interests is deducted to arrive at the results allocable to the Company's common shareowners. Because the net equity of the Operating Partnership is less than zero, the income allocated to the minority partners is equal to their share of distributions. The net equity of these minority partners is less than zero due to accumulated distributions in excess of net income and not as a result of operating losses. Distributions to partners are usually greater than net income because net income includes non-cash charges for depreciation and amortization, although distributions were less than net income during 2000 due to the gain on the disposition of Lakeside described above. Also, losses allocable to minority partners in certain consolidated joint ventures are added back to arrive at the net results of the Company. The Company's average ownership percentage of the Operating Partnership was 62% and 63% for 2001 and 2000, respectively. The results of Twelve Oaks Mall are included in the Consolidated Businesses subsequent to the closing of the transaction, while both Twelve Oaks Mall and Lakeside are included as Unconsolidated Joint Ventures for previous periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Comparison of 2001 to 2000

The following table sets forth operating results for 2001 and 2000, showing the results of the Consolidated Businesses and Unconsolidated Joint Ventures:

(in millions of dollars)	2001			2000		
	Consolidated Businesses	Unconsolidated Joint Ventures at 100% (1)	Total of Consolidated Businesses & Unconsolidated Joint Ventures at 100%	Consolidated Businesses (2)	Unconsolidated Joint Ventures at 100% (1)	Total of Consolidated Businesses & Unconsolidated Joint Ventures at 100%
REVENUES:						
Minimum rents	**176.2**	**149.3**	**325.5**	151.9	145.5	297.4
Percentage rents	**5.5**	**3.2**	**8.7**	6.4	3.8	10.1
Expense recoveries	**104.5**	**73.6**	**178.1**	91.3	75.7	166.9
Management, leasing and development	**26.0**		**26.0**	25.0		25.0
Other	**29.2**	**12.3**	**41.5**	27.5	5.7	33.2
Total revenues	**341.4**	**238.4**	**579.8**	301.9	230.7	532.6
OPERATING COSTS:						
Recoverable expenses	**91.2**	**67.3**	**158.4**	79.7	63.6	143.3
Other operating	**36.4**	**15.1**	**51.5**	30.0	13.4	43.4
Restructuring loss	**2.0**		**2.0**			
Charge related to technology investment	**1.9**		**1.9**			
Management, leasing and development	**19.0**		**19.0**	19.5		19.5
General and administrative	**20.1**		**20.1**	19.0		19.0
Interest expense	**68.2**	**75.0**	**143.1**	57.3	65.5	122.8
Depreciation and amortization (3)	**68.9**	**39.3**	**108.3**	56.8	29.5	86.3
Total operating costs	**307.6**	**196.7**	**504.3**	262.3	172.0	434.4
Net results of Memorial City (2)				(1.6)		(1.6)
	33.8	**41.8**	**75.6**	38.0	58.6	96.6
Equity in income before extraordinary items of Unconsolidated Joint Ventures (3) (4)	**21.9**			28.5		
Income before gain on disposition, extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests	**55.7**			66.5		
Gain on disposition of interest in center				85.3		
Extraordinary items				(9.5)		
Cumulative effect of change in accounting principle	**(8.4)**					
TRG preferred distributions	**(9.0)**			(9.0)		
Minority share of consolidated joint ventures	**1.1**					
Minority share of income of TRG	**(11.7)**			(58.5)		
Distributions less than (in excess of) minority share of income	**(20.0)**			28.2		
Net income	**7.7**			103.0		
Series A preferred dividends	**(16.6)**			(16.6)		
Net income (loss) allocable to common shareowners	**(8.9)**			86.4		
SUPPLEMENTAL INFORMATION (5):						
EBITDA – 100%	**172.8**	**156.0**	**328.8**	153.1	153.7	306.8
EBITDA – outside partners' share	**(7.5)**	**(71.6)**	**(79.2)**	(7.6)	(70.8)	(78.4)
EBITDA contribution	**165.3**	**84.4**	**249.7**	145.6	82.9	228.4
Beneficial interest expense	**(63.2)**	**(38.7)**	**(101.8)**	(52.2)	(34.9)	(87.1)
Non-real estate depreciation	**(2.7)**		**(2.7)**	(3.0)		(3.0)
Preferred dividends and distributions	**(25.6)**		**(25.6)**	(25.6)		(25.6)
Funds from Operations contribution	**73.8**	**45.7**	**119.5**	64.8	47.9	112.7

(1) With the exception of the Supplemental Information, amounts include 100% of the Unconsolidated Joint Ventures. Amounts are net of intercompany profits. The Unconsolidated Joint Ventures are presented at 100% in order to allow for measurement of their performance as a whole, without regard to the Company's ownership interest. In its consolidated financial statements, the Company accounts for its investments in the Unconsolidated Joint Ventures under the equity method.

(2) The results of operations of Memorial City are presented net in this table. The Operating Partnership terminated its Memorial City lease on April 30, 2000.

(3) Amortization of the Company's additional basis in the Operating Partnership included in equity in income of Unconsolidated Joint Ventures was $3.0 million and $3.8 million in 2001 and 2000, respectively. Also, amortization of the additional basis included in depreciation and amortization was $4.6 million and $4.2 million in 2001 and 2000, respectively.

(4) Equity in income before extraordinary items of Unconsolidated Joint Ventures excludes the cumulative effect of the change in accounting principle incurred in connection with the Company's adoption of SFAS 133. The Company's share of the Unconsolidated Joint Ventures' cumulative effect was approximately $1.6 million.

(5) EBITDA represents earnings before interest and depreciation and amortization, excluding gains on dispositions of depreciated operating properties. In 2001, the $1.9 million charge related to a technology investment was also excluded. Funds from Operations is defined and discussed in Liquidity and Capital Resources.

(6) Amounts in this table may not add due to rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Consolidated Businesses

Total revenues for the year ended December 31, 2001 were $341.4 million, a $39.5 million or 13.1% increase over 2000. Minimum rents increased $24.3 million of which $23.1 million was due to the openings of The Shops at Willow Bend and The Mall at Wellington Green, as well as the inclusion of Twelve Oaks Mall. Minimum rents also increased due to tenant rollovers and new sources of rental income, including temporary tenants and advertising space arrangements, offsetting decreases in rent caused by lower occupancy. Percentage rents decreased due to decreases in tenant sales. Expense recoveries increased primarily due to Willow Bend, Wellington Green, and Twelve Oaks. Management, leasing, and development revenues increased primarily due to leasing commissions, including those relating to two short-term leasing contracts. Other revenue increased primarily due to an increase in lease cancellation revenue and interest income, partially offset by a decrease in gains on sales of peripheral land.

Total operating costs were $307.6 million, a $45.3 million or 17.3% increase from 2000. Recoverable expenses increased primarily due to Willow Bend, Wellington Green, and Twelve Oaks. Other operating expense increased due to Willow Bend, Wellington Green, and Twelve Oaks, as well as increases in bad debt expense, marketing expense, professional fees relating to process improvement projects, and losses relating to the investment in MerchantWired, partially offset by a decrease in the charge to operations for costs of pre-development activities. During 2001, a $2.0 million restructuring loss was recognized, which primarily represented the cost of certain involuntary terminations of personnel; substantially all restructuring costs had been paid by year-end. The Company also recognized a $1.9 million charge relating to its investment in fashionmall.com, Inc. General and administrative expense increased primarily due to increases in payroll costs. Interest expense increased primarily due to debt assumed and incurred relating to Twelve Oaks and a decrease in capitalized interest upon opening of the new centers, offset by decreases due to declines in interest rates. Depreciation expense increased primarily due to Willow Bend, Wellington Green, and Twelve Oaks.

Unconsolidated Joint Ventures

Total revenues for the year ended December 31, 2001 were $238.4 million, a $7.7 million or 3.3% increase from the comparable period of 2000. Minimum rents increased primarily due to tenant rollovers and new sources of rental income, including temporary tenants and advertising space arrangements, which offset decreases in rent caused by lower occupancy. Increases in minimum rent due to Dolphin Mall and International Plaza were offset by Twelve Oaks and Lakeside. Expense recoveries decreased primarily due to Twelve Oaks and Lakeside, partially offset by Dolphin Mall and International Plaza. Other revenue increased primarily due to an increase in lease cancellation revenue.

Total operating costs increased by $24.7 million to $196.7 million for the year ended December 31, 2001. Recoverable expenses and depreciation expense increased primarily due to Dolphin Mall and International Plaza, partially offset by Twelve Oaks and Lakeside. Other operating expense increased primarily due to the openings of Dolphin Mall and International Plaza, including greater levels of bad debt expense at Dolphin Mall, partially offset by Twelve Oaks and Lakeside. Interest expense increased due to a decrease in capitalized interest upon opening of Dolphin Mall and International Plaza and changes in the value of Dolphin Mall's swap agreement, partially offset by decreases due to Twelve Oaks and Lakeside and declines in interest rates.

As a result of the foregoing, income before extraordinary items and cumulative effect of change in accounting principle of the Unconsolidated Joint Ventures decreased by $16.8 million, or 28.7%, to $41.8 million. The Company's equity in income before extraordinary items and cumulative effect of change in accounting principle of the Unconsolidated Joint Ventures was $21.9 million, a 23.2% decrease from 2000.

Net Income

As a result of the foregoing, the Company's income before gain on disposition of interest in center, extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests decreased $10.8 million, or 16.2%, to $55.7 million for the year ended December 31, 2001. During 2001, a cumulative effect of a change in accounting principle of $8.4 million was recognized in connection with the Company's adoption of SFAS 133. During 2000, the Company recognized an $85.3 million gain on the disposition of its interest in Lakeside, and an extraordinary charge of $9.5 million related to the extinguishment of debt. After allocation of income to minority and preferred interests, net income (loss) allocable to common shareowners for 2001 was $(8.9) million compared to $86.4 million in 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Comparison of 2000 to 1999

Discussion of significant transactions and openings occurring in 2000 precedes the Comparison of 2001 to 2000. Significant 1999 items are described below.

In December 1999, the Operating Partnership acquired an additional 5% interest in Great Lakes Crossing for $1.2 million in cash, increasing the Operating Partnership's interest in the center to 85%.

In November 1999, the Operating Partnership acquired Lord Associates, a retail leasing firm, for $2.5 million in cash and $5 million in partnership units, which are subject to certain contingencies. In addition, $1.0 million of this purchase price is contingent upon profits achieved on acquired leasing contracts.

In March 1999, MacArthur Center, a 70% owned enclosed super-regional mall, opened in Norfolk, Virginia. MacArthur Center is owned by a joint venture in which the Operating Partnership has a controlling interest, and consequently the results of this center are consolidated in the Company's financial statements.

In September and November 1999, the Operating Partnership completed private placements of its Series C and Series D preferred equity totaling $100 million, with net proceeds used to pay down lines of credit. In August 1999, a $177 million refinancing of Cherry Creek was completed, with net proceeds of $45.2 million being distributed to the Operating Partnership and used to pay down lines of credit. In April 1999 through June 1999, $520 million of refinancings relating to The Mall at Short Hills, Biltmore Fashion Park, and Great Lakes Crossing were completed. During 1999, construction facilities for $194 million and $200 million were obtained for International Plaza and Dolphin Mall, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Comparison of 2000 to 1999

The following table sets forth operating results for 2000 and 1999, showing the results of the Consolidated Businesses and Unconsolidated Joint Ventures:

(in millions of dollars)	2000			1999		
	Consolidated Businesses [1]	Unconsolidated Joint Ventures at 100% [2]	Total of Consolidated Businesses & Unconsolidated Joint Ventures at 100%	Consolidated Businesses [1]	Unconsolidated Joint Ventures at 100% [2]	Total of Consolidated Businesses & Unconsolidated Joint Ventures at 100%
REVENUES:						
Minimum rents	151.9	145.5	297.4	133.9	158.1	292.1
Percentage rents	6.4	3.8	10.1	4.6	3.9	8.6
Expense recoveries	91.3	75.7	166.9	78.9	83.6	162.4
Management, leasing and development	25.0		25.0	23.9		23.9
Other	27.5	5.7	33.2	16.3	6.4	22.7
Total revenues	301.9	230.7	532.6	257.6	252.0	509.6
OPERATING COSTS:						
Recoverable expenses	79.7	63.6	143.3	69.5	69.4	138.9
Other operating	30.0	13.4	43.4	28.9	13.0	41.9
Management, leasing and development	19.5		19.5	17.2		17.2
General and administrative	19.0		19.0	18.1		18.1
Interest expense	57.3	65.5	122.8	51.3	64.4	115.8
Depreciation and amortization [3]	56.8	29.5	86.3	51.9	29.7	81.6
Total operating costs	262.3	172.0	434.4	237.0	176.5	413.5
Net results of Memorial City [1]	(1.6)		(1.6)	(1.4)		(1.4)
	38.0	58.6	96.6	19.2	75.6	94.7
Equity in income before extraordinary items of Unconsolidated Joint Ventures [3]	28.5			39.3		
Income before gain on disposition, extraordinary items, and minority and preferred interests	66.5			58.4		
Gain on disposition of interest in center	85.3					
Extraordinary items	(9.5)			(0.5)		
TRG preferred distributions	(9.0)			(2.4)		
Minority share of income	(58.5)			(17.6)		
Distributions less than (in excess of) minority share of income	28.2			(12.4)		
Net income	103.0			25.5		
Series A preferred dividends	(16.6)			(16.6)		
Net income allocable to common shareowners	86.4			8.9		
SUPPLEMENTAL INFORMATION [4]:						
EBITDA – 100%	153.1	153.7	306.8	123.0	169.7	292.6
EBITDA – outside partners' share	(7.6)	(70.8)	(78.4)	(4.4)	(75.5)	(79.9)
EBITDA contribution	145.6	82.9	228.4	118.6	94.1	212.7
Beneficial interest expense	(52.2)	(34.9)	(87.1)	(47.6)	(34.5)	(82.1)
Non-real estate depreciation	(3.0)		(3.0)	(2.7)		(2.7)
Preferred dividends and distributions	(25.6)		(25.6)	(19.0)		(19.0)
Funds from Operations contribution	64.8	47.9	112.7	49.3	59.7	108.9

(1) The results of operations of Memorial City are presented net in this table. The Operating Partnership terminated its Memorial City lease on April 30, 2000.

(2) With the exception of the Supplemental Information, amounts include 100% of the Unconsolidated Joint Ventures. Amounts are net of intercompany profits. The Unconsolidated Joint Ventures are presented at 100% in order to allow for measurement of their performance as a whole, without regard to the Company's ownership interest. In its consolidated financial statements, the Company accounts for its investments in the Unconsolidated Joint Ventures under the equity method.

(3) Amortization of the Company's additional basis in the Operating Partnership included in equity in income before extraordinary items of Unconsolidated Joint Ventures was $3.8 million and $4.7 million in 2000 and 1999, respectively. Also, amortization of the additional basis included in depreciation and amortization was $4.2 million and $3.8 million in 2000 and 1999, respectively.

(4) EBITDA represents earnings before interest and depreciation and amortization, excluding gains on dispositions of depreciated operating properties. Funds from Operations is defined and discussed in Liquidity and Capital Resources.

(5) Amounts in this table may not add due to rounding.

Consolidated Businesses

Total revenues for the year ended December 31, 2000 were $301.9 million, a $44.3 million or 17.2% increase over 1999. Minimum rents increased $18.0 million of which $4.3 million was due to the opening of MacArthur Center. Minimum rents also increased due to the inclusion of Twelve Oaks Mall, tenant rollovers, and new sources of rental income, including temporary tenants and advertising space arrangements. Percentage rents increased due to increases in tenant sales and the inclusion of Twelve Oaks. Expense recoveries increased primarily due to MacArthur Center and Twelve Oaks. Management, leasing, and development revenues increased primarily due to contracts acquired as part of the Lord Associates transaction, partially offset by decreases due to a reduction in fees in certain managed centers, and the timing and completion status of certain other contracts and services. Other revenue increased primarily due to an increase in gains on sales of peripheral land and interest income, partially offset by a decrease in lease cancellation revenue.

Total operating costs were $262.3 million, a $25.3 million or 10.7% increase from 1999. Recoverable expenses and depreciation and amortization increased primarily due to MacArthur Center and Twelve Oaks. Other operating expense increased due to MacArthur Center, Twelve Oaks, the Lord Associates transaction, and an increase in bad debt expense, offset by a decrease in the charge to operations for costs of pre-development activities. Management, leasing, and development costs increased primarily due to the Lord Associates contracts. Interest expense increased primarily due to an increase in interest rates and borrowings, including debt assumed and incurred related to Twelve Oaks. In addition, interest expense increased because of a decrease in capitalized interest upon opening MacArthur Center. These increases were offset by a reduction in interest expense on debt paid down with proceeds of the preferred equity offerings.

Unconsolidated Joint Ventures

Total revenues for the year ended December 31, 2000 were $230.7 million, a $21.3 million or 8.5% decrease from the comparable period of 1999. Minimum rents and expense recoveries decreased primarily because the Twelve Oaks and Lakeside results were only included through the transaction date. Other revenue decreased primarily due to a decrease in lease cancellation revenue, partially offset by an increase in gains on sales of peripheral land.

Total operating costs decreased by $4.5 million to $172.0 million for the year ended December 31, 2000. Recoverable expenses decreased primarily due to Twelve Oaks and Lakeside. Interest expense increased primarily due to the additional debt at Cherry Creek as well as increases in interest rates, partially offset by Twelve Oaks and Lakeside.

As a result of the foregoing, income before extraordinary items of the Unconsolidated Joint Ventures decreased by $17.0 million, or 22.5%, to $58.6 million. The Company's equity in income before extraordinary items of the Unconsolidated Joint Ventures was $28.5 million, a 27.5% decrease from the comparable period in 1999.

Net Income

As a result of the foregoing, the Company's income before gain on disposition, extraordinary items, and minority and preferred interests increased $8.1 million, or 13.9%, to $66.5 million for the year ended December 31, 2000. The Company recognized $9.5 million and $0.5 million in extraordinary charges related to the extinguishment of debt during 2000 and 1999, respectively. During 2000, the Company recognized an $85.3 million gain on the disposition of its interest in Lakeside. After allocation of income to minority and preferred interests, net income allocable to common shareowners for 2000 was $86.4 million compared to $8.9 million in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

LIQUIDITY AND CAPITAL RESOURCES

In the following discussion, references to beneficial interest represent the Operating Partnership's share of the results of its consolidated and unconsolidated businesses. The Company does not have, and has not had, any parent company indebtedness; all debt discussed represents obligations of the Operating Partnership or its subsidiaries and joint ventures.

The Company believes that its net cash provided by operating activities, distributions from its joint ventures, the unutilized portion of its credit facilities, and its ability to access the capital markets assure adequate liquidity to conduct its operations in accordance with its dividend, acquisition, and financing policies.

As of December 31, 2001, the Company had a consolidated cash balance of $27.8 million. Additionally, the Company has a secured $275 million line of credit. This line had $205 million of borrowings as of December 31, 2001 and expires in November 2004 with a one-year extension option. The Company also has available a second secured bank line of credit of up to $40 million. The line had $12.0 million of borrowings as of December 31, 2001 and expires in June 2002.

Summary of Investing Activities

Net cash used in investing activities was $240.7 million in 2001 compared to $219.7 million in 2000 and $197.4 million in 1999. Cash used in investing activities was impacted by the timing of capital expenditures, with additions to properties in 2001, 2000, and 1999 for the construction of MacArthur Center, The Mall at Wellington Green, The Shops at Willow Bend, as well as other development activities and other capital items. During 2001, 2000, and 1999, $4.0 million, $3.0 million, and $7.4 million were invested in technology-related ventures, respectively. During 1999, $11.1 million was invested in Swerdlow Real Estate Group and Lord Associates. During 2000, net acquisition costs of $23.6 million were incurred in connection with the Lakeside and Twelve Oaks transaction. Net proceeds from sales of peripheral land were $8.6 million, $8.2 million, and $1.8 million in 2001, 2000, and 1999, respectively. Although 2001 gains on land sales were less than the comparable period in 2000, net proceeds were higher in 2001 because certain 2000 sales involved larger land contracts. Contributions to Unconsolidated Joint Ventures were $55.9 million in 2001, $18.8 million in 2000, and $36.8 million in 1999, primarily representing funding for construction activities at Dolphin Mall, International Plaza, and The Mall at Millenia. Distributions from Unconsolidated Joint Ventures were primarily consistent with 2000, while 2000 decreased from 1999 due to the transfers of Lakeside and Twelve Oaks and excess mortgage refinancing proceeds received in 1999.

Summary of Financing Activities

Financing activities contributed cash of $128.8 million in 2001, $99.7 million in 2000, and $91.3 million in 1999. Debt proceeds, net of repayments and issuance costs, provided $242.7 million, $231.2 million, and $100.9 million in 2001, 2000, and 1999, respectively. In 1999, the Operating Partnership received $97.3 million from the issuance of preferred equity. Stock repurchases of $22.9 million were made in connection with the Company's stock repurchase program in 2001, a decrease of $1.3 million from 2000. The Company has repurchased $47.1 million of its common stock since it received authorization from the Company's Board of Directors in March 2000 for purchases up to $50 million. Issuance of stock pursuant to the Continuing Offer related to the exercise of employee options contributed $16.9 million in 2001, $0.1 million in 2000, and $3.1 million in 1999. Total dividends and distributions paid were $107.9 million, $107.5 million, and $100.1 million in 2001, 2000, and 1999, respectively.

Beneficial Interest in Debt

At December 31, 2001, the Operating Partnership's debt and its beneficial interest in the debt of its Consolidated and Unconsolidated Joint Ventures totaled $1,907.9 million with an average interest rate of 5.86% excluding amortization of debt issuance costs and interest rate hedging costs. Debt issuance costs and interest rate hedging costs are reported as interest expense in the results of operations. Amortization of debt issuance costs added 0.37% to TRG's effective interest rate during 2001. Included in beneficial interest in debt is debt used to fund development and expansion costs. Beneficial interest in assets on which interest is being capitalized totaled $121.4 million as of December 31, 2001. Beneficial interest in capitalized interest was $29.5 million for 2001. The following table presents information about the Company's beneficial interest in debt as of December 31, 2001.

	Beneficial Interest in Debt				
	Amount (in millions of dollars)	Interest Rate at 12/31/01	LIBOR Cap Rate	Frequency of Rate Resets	LIBOR at 12/31/01
Total beneficial interest in fixed rate debt	$1,025.2	7.50% (1)			
Floating rate debt hedged via interest rate caps:					
Through March 2002	100.0	3.21 (1)	7.25%	Monthly	1.87%
Through March 2002	144.5	3.95 (1)	7.25	Monthly	1.87
Through July 2002	43.4	5.16	6.50	Monthly	1.87
Through August 2002	38.0	2.70	8.20	Monthly	1.87
Through September 2002	100.0 (2)	4.30 (1)	7.00	Monthly	1.87
Through October 2002	26.5	4.37	7.10	Monthly	1.87
Through November 2002	80.2	3.50 (1)	8.75	Monthly	1.87
Through May 2003	147.0	4.15	7.15	Monthly	1.87
Through September 2003	63.0	4.47	7.00	Monthly	1.87
Through September 2003	63.0	4.19 (1)	7.25	Monthly	1.87
Other floating rate debt	77.1	3.21 (1)			
Total beneficial interest in debt	$1,907.9	5.86 (1)(3)			

(1) Denotes weighted average interest rate before amortization of financing costs.

(2) This construction debt at a 50% owned unconsolidated joint venture is swapped at a rate of 6.14% when LIBOR is below 6.7%.

(3) As provided for by certain debt agreements, the Company has currently locked in an average all in rate of 4.7% on approximately $490 million of floating rate debt into the fourth quarter of 2002 and an additional $247 million that expires throughout the first three quarters of 2002.

Sensitivity Analysis

The Company has exposure to interest rate risk on its debt obligations and interest rate instruments. Based on the Operating Partnership's beneficial interest in debt and interest rates in effect at December 31, 2001, excluding debt fixed under long-term LIBOR rate contracts, a one percent increase or decrease in interest rates on this floating rate debt would decrease or increase annual cash flows by approximately $4.0 million and, due to the effect of capitalized interest, annual earnings by approximately $3.7 million. Based on the Company's consolidated debt and interest rates in effect at December 31, 2001, a one percent increase in interest rates would decrease the fair value of debt by approximately $43.2 million, while a one percent decrease in interest rates would increase the fair value of debt by approximately $46.4 million.

In March 2002, the Company entered into a one year 4.3% swap agreement based on a notional amount of $100 million to begin November 1, 2002, as a hedge of the Company's $275 million line of credit.

Covenants and Commitments

Certain loan agreements contain various restrictive covenants including minimum net worth requirements, minimum debt service and fixed charges coverage ratios, a maximum payout ratio on distributions, and a minimum debt yield ratio, the latter being the most restrictive. The Operating Partnership is in compliance with all of its covenants.

The Company's secured credit facilities contain customary covenants requiring the maintenance of comprehensive all-risk insurance on property securing each facility. As a result of expected exclusions or coverage reductions in its insurance policies upon renewal, the Company expects to purchase supplemental coverage for terrorist acts at significant additional cost. Although, based on preliminary discussions with its insurance agency and certain of its lenders, the Company believes it will be able to purchase satisfactory additional coverage at increased, though not prohibitive, costs, no assurances can be given that such coverage will be adequate or that mortgagees will not require coverage beyond that which is commercially available at reasonable rates. The Company's inability to obtain such coverage or to do so only at greatly increased costs may also negatively impact the availability and cost of future financing.

Certain debt agreements contain performance and valuation criteria that must be met for the loans to be extended at the full principal amounts; these agreements provide for partial prepayments of debt to facilitate compliance with extension provisions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Payments of principal and interest on the loans in the following table are guaranteed by the Operating Partnership as of December 31, 2001. All of the loan agreements provide for a reduction of the amounts guaranteed as certain center performance and valuation criteria are met.

(in millions of dollars) Center	Loan Balance as of 12/31/01	TRG's Beneficial Interest in Loan Balance as of 12/31/01	Amount of Loan Balance Guaranteed by TRG as of 12/31/01	% of Loan Balance Guaranteed by TRG	% of Interest Guaranteed by TRG
Dolphin Mall	164.6	82.3	82.3	50%	100%
Great Lakes Crossing	151.0	128.3	151.0	100%	100%
International Plaza	171.6	45.4	171.6	100% (1)	100% (1)
The Mall at Millenia	56.5	28.3	28.3	50%	50%
The Mall at Wellington Green	124.3	111.9	124.3	100%	100%
The Shops at Willow Bend	186.5	186.5	186.5	100%	100%

(1) An investor in the International Plaza venture has indemnified the Operating Partnership to the extent of approximately 25% of the amounts guaranteed. Effective February 2002, the guarantee on the International Plaza loan was reduced to 50%.

Funds from Operations

A principal factor that the Company considers in determining dividends to shareowners is Funds from Operations (FFO), which is defined as income before extraordinary items, real estate depreciation and amortization, and the allocation to the minority interest in the Operating Partnership, less preferred dividends and distributions. Gains on dispositions of depreciated operating properties are excluded from FFO. In 2001, a $1.9 million charge related to a technology investment was also excluded.

Funds from Operations does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity. However, the National Association of Real Estate Investment Trusts suggests that Funds from Operations is a useful supplemental measure of operating performance for REITs. Funds from Operations as presented by the Company may not be comparable to similarly titled measures of other companies.

Reconciliation of Income to Funds from Operations

(in millions of dollars)	**2001**	2000
Income before gain on disposition of interest in center, extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests (1)(2)	**55.7**	66.5
Depreciation and amortization (3)	**68.9**	57.8
Share of Unconsolidated Joint Ventures' depreciation and amortization (4)	**23.9**	19.4
Charge related to technology investment	**1.9**	
Non-real estate depreciation	**(2.7)**	(3.0)
Minority partners in consolidated joint ventures share of funds from operations	**(2.5)**	(2.4)
Preferred dividends and distributions	**(25.6)**	(25.6)
Funds from Operations – TRG	**119.5**	112.7
Funds from Operations allocable to TCO	**73.5**	70.4

(1) Includes gains on peripheral land sales of $4.6 million and $9.1 million for the years ended December 31, 2001 and 2000, respectively.
(2) Includes net non-cash straightline adjustments to minimum rent revenue and ground rent expense of $1.1 million and $(0.1) million for the years ended December 31, 2001 and 2000, respectively.
(3) Includes $2.7 million and $2.4 million of mall tenant allowance amortization for the years ended December 31, 2001 and 2000, respectively.
(4) Includes $2.4 million and $2.2 million of mall tenant allowance amortization for the years ended December 31, 2001 and 2000, respectively.
(5) Amounts in the tables may not add due to rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Reconciliation of Funds from Operations to Income

(in millions of dollars)	**2001**	2000
Funds from Operations – TRG	**119.5**	112.7
Exclusions from FFO:		
Charge related to technology investment	**(1.9)**	
Gain on disposition of interest in center		116.5
Depreciation adjustments:		
Consolidated Businesses' depreciation and amortization	**(68.9)**	(57.8)
Minority partners in consolidated joint ventures share of depreciation and amortization	**3.2**	2.4
Depreciation of TCO's additional basis	**7.6**	8.0
Non-real estate depreciation	**2.7**	3.0
Share of Unconsolidated Joint Ventures' depreciation and amortization	**(23.9)**	(19.4)
Income before extraordinary items and cumulative effect of change in accounting principle – TRG	**38.4**	165.4
TCO's ownership share of income of TRG (1)	**23.6**	103.4
TCO's additional basis in TRG gain		(31.2)
Depreciation of TCO's additional basis	**(7.6)**	(8.0)
Income before distributions in excess of earnings allocable to minority interest – TCO	**16.0**	64.2
Distributions less than (in excess of) earnings allocable to minority interest	**(20.0)**	28.2
Income (loss) before extraordinary items and cumulative effect of change in accounting principle allocable to common shareowners – TCO	**(4.0)**	92.4

(1) TCO's average ownership of TRG was approximately 62% and 63% during 2001 and 2000, respectively.
(2) Amounts in this table may not add due to rounding.

Dividends

The Company pays regular quarterly dividends to its common and Series A preferred shareowners. Dividends to its common shareowners are at the discretion of the Board of Directors and depend on the cash available to the Company, its financial condition, capital and other requirements, and such other factors as the Board of Directors deems relevant. To qualify as a REIT, the Company must distribute at least 90% of its REIT taxable income to its shareowners, as well as meet certain other requirements. Preferred dividends accrue regardless of whether earnings, cash availability, or contractual obligations were to prohibit the current payment of dividends. The preferred stock is callable in October 2002. The Company has no present intention to redeem the preferred equity.

On December 11, 2001, the Company declared a quarterly dividend of $0.255 per common share payable January 22, 2002 to shareowners of record on December 31, 2001. The Board of Directors also declared a quarterly dividend of $0.51875 per share on the Company's 8.3% Series A Preferred Stock, paid December 31, 2001 to shareowners of record on December 21, 2001.

Common dividends declared totaled $1.005 per common share in 2001, of which $0.3075 represented return of capital, $0.6878 represented ordinary income, and $0.0097 represented capital gain, compared to dividends declared in 2000 of $0.985 per common share, of which $0.4402 represented return of capital and $0.4799 represented ordinary income and $0.0649 represented capital gain. The tax status of total 2002 common dividends declared and to be declared, assuming continuation of a $0.255 per common share quarterly dividend, is estimated to be approximately 28% return of capital, and approximately 72% ordinary income. Series A preferred dividends declared were $2.075 per preferred share in 2001 and 2000, of which $2.0549 represented ordinary income and $0.0201 represented capital gains in 2001 and $1.9382 represented ordinary income and $0.1368 represented capital gains in 2000. The tax status of total 2002 dividends to be paid on Series A Preferred Stock is estimated to be 100% ordinary income. These are forward-looking statements and certain significant factors could cause the actual results to differ materially, including: 1) the amount of dividends declared, 2) changes in the Company's share of anticipated taxable income of the Operating Partnership due to the actual results of the Operating Partnership, 3) changes in the number of the Company's outstanding shares, 4) property acquisitions or dispositions, 5) financing transactions, including refinancing of existing debt, 6) changes in interest rates, 7) amount and nature of development activities, and 8) changes in the tax laws or their application.

The annual determination of the Company's common dividends is based on anticipated Funds from Operations available after preferred dividends, as well as financing considerations and other appropriate factors. Further, the Company has decided that the growth in common dividends will be less than the growth in Funds from Operations for the immediate future. Based on current tax laws and earnings projections, the Company expects that the growth in common dividends will be less than the growth in Funds from Operations for at least three more years.

Any inability of the Operating Partnership or its Joint Ventures to secure financing as required to fund maturing debts, capital expenditures and changes in working capital, including development activities and expansions, may require the utilization of cash to satisfy such obligations, thereby possibly reducing distributions to partners of the Operating Partnership and funds available to the Company for the payment of dividends.

Capital Spending

Capital spending for routine maintenance of the shopping centers is generally recovered from tenants. Capital spending not recovered from tenants is summarized in the following tables:

(in millions of dollars)	**2001** [1]		
	Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Consolidated Businesses and Unconsolidated Joint Ventures [2]
Development, renovation, and expansion:			
Existing centers	**9.8**	**11.5**	**15.4**
New centers	**238.6** [3]	**295.5** [4]	**347.3**
Pre-construction development activities, net of charge to operations	**6.8**		**6.8**
Mall tenant allowances	**11.3**	**3.7**	**12.7**
Corporate office improvements, equipment, and software	**2.4**		**2.4**
Other	**1.0**	**1.0**	**1.5**
Total	**269.9**	**311.7**	**386.1**

(1) Costs are net of intercompany profits and are computed on an accrual basis.

(2) Includes the Operating Partnership's share of construction costs for The Mall at Wellington Green (a 90% owned consolidated joint venture), International Plaza (a 26% owned unconsolidated joint venture), Dolphin Mall (a 50% owned unconsolidated joint venture), and The Mall at Millenia (a 50% owned unconsolidated joint venture).

(3) Includes costs related to The Mall at Wellington Green, The Shops at Willow Bend, and Stony Point Fashion Park.

(4) Includes costs related to International Plaza, Dolphin Mall, and The Mall at Millenia.

(in millions of dollars)	2000 [1]		
	Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Consolidated Businesses and Unconsolidated Joint Ventures [2]
Development, renovation, and expansion:			
Existing centers	14.3	19.5	23.2
New centers	149.2 [3]	226.3 [4]	241.7
Pre-construction development activities, net of charge to operations	6.1		6.1
Mall tenant allowances	10.2	4.3	11.8
Corporate office improvements, equipment, and software	3.1		3.1
Other	0.2	2.2	1.4
Total	183.1	252.3	287.3

(1) Costs are net of intercompany profits and are computed on an accrual basis.

(2) Includes the Operating Partnership's share of construction costs for The Mall at Wellington Green (a 90% owned consolidated joint venture), International Plaza (a 26% owned unconsolidated joint venture), Dolphin Mall (a 50% owned unconsolidated joint venture), and The Mall at Millenia (a 50% owned unconsolidated joint venture).

(3) Includes costs related to The Mall at Wellington Green and The Shops at Willow Bend.

(4) Includes costs related to International Plaza, Dolphin Mall, and The Mall at Millenia.

The Operating Partnership's share of mall tenant allowances per square foot leased during the year, excluding expansion space and new developments, was $15.26 in 2001 and $16.39 in 2000. In addition, the Operating Partnership's share of capitalized leasing costs in 2001, excluding new developments, was $8.7 million, or $10.32 per square foot leased and $7.6 million or $10.54 per square foot leased during the year in 2000.

The Operating Partnership has entered into a 50% owned joint venture to develop The Mall at Millenia currently under construction in Orlando, Florida. This project is expected to cost approximately $200 million and open in October 2002. The Mall at Millenia will be anchored by Bloomingdale's, Macy's, and Neiman Marcus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

Stony Point Fashion Park, a new 690,000 square foot open-air center under construction in Richmond, Virginia, will be anchored by Dillard's and Saks. The center is scheduled to open in September 2003.

The Company's approximately $22 million balance of development pre-construction costs as of December 31, 2001 consists primarily of costs relating to a project in Syosset, New York. Both Neiman Marcus and Lord & Taylor have made announcements committing to the project. The Company is currently involved in a lawsuit to obtain the necessary zoning approvals to move forward with the project. Although the Company expects to be successful in this effort, the process may not be resolved in the near future. In addition, if the litigation is unsuccessful, the Company would expect to recover substantially less than its cost in this project under possible alternative uses for the site.

The Operating Partnership and The Mills Corporation have formed an alliance to develop value super-regional projects in major metropolitan markets. The amended agreement, which expires in May 2008, calls for the two companies to jointly develop and own at least four of these centers, each representing approximately $200 million of capital investment. A number of locations across the nation are targeted for future initiatives.

The following table summarizes planned capital spending, which is not recovered from tenants and assumes no acquisitions during 2002:

(in millions of dollars)	2002		
	Consolidated Businesses	Unconsolidated Joint Ventures (1)	Beneficial Interest in Consolidated Businesses and Unconsolidated Joint Ventures (1)(2)
Development, renovation, and expansion	49.6 (3)	99.3 (4)	99.3
Mall tenant allowances	9.5	4.0	11.0
Pre-construction development and other	8.0	0.3	8.1
Total	67.1	103.6	118.4

(1) Costs are net of intercompany profits.
(2) Includes the Operating Partnership's share of construction costs for The Mall at Millenia (a 50% owned unconsolidated joint venture).
(3) Includes costs related to Stony Point Fashion Park.
(4) Includes costs related to The Mall at Millenia.

The Operating Partnership anticipates that its share of costs for development projects scheduled to be completed in 2003 will be as much as $80 million in 2003. Estimates of future capital spending include only projects approved by the Company's Board of Directors and, consequently, estimates will change as new projects are approved. Estimates regarding capital expenditures presented above are forward-looking statements and certain significant factors could cause the actual results to differ materially, including but not limited to: 1) actual results of negotiations with anchors, tenants, and contractors, 2) changes in the scope and number of projects, 3) cost overruns, 4) timing of expenditures, 5) financing considerations, 6) actual time to complete projects, 7) changes in economic climate, 8) competition from others attracting tenants and customers, and 9) increases in operating costs.

Cash Tender Agreement

A. Alfred Taubman has the annual right to tender to the Company units of partnership interest in the Operating Partnership (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on a market valuation of the Company on the trading date immediately preceding the date of the tender (the Cash Tender Agreement). At A. Alfred Taubman's election, his family, and certain others may participate in tenders. The Company will have the option to pay for these interests from available cash, borrowed funds, or from the proceeds of an offering of the Company's common stock. Generally, the Company expects to finance these purchases through the sale of new shares of its stock. The tendering partner will bear all market risk if the market price at closing is less than the purchase price and will bear the costs of sale. Any proceeds of the offering in excess of the purchase price will be for the sole benefit of the Company.

Based on a market value at December 31, 2001 of $14.85 per common share, the aggregate value of interests in the Operating Partnership that may be tendered under the Cash Tender Agreement was approximately $366 million. The purchase of these interests at December 31, 2001 would have resulted in the Company owning an additional 30% interest in the Operating Partnership.

TAUBMAN CENTERS, INC.
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche

Board of Directors and Shareowners
Taubman Centers, Inc.

We have audited the accompanying consolidated balance sheets of Taubman Centers, Inc. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taubman Centers, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments to conform to Statement of Financial Accounting Standards No. 133, as amended and interpreted.

Deloitte & Touche LLP

Detroit, Michigan
February 12, 2002

TAUBMAN CENTERS, INC.
CONSOLIDATED BALANCE SHEET

(in thousands, except share data)	December 31 **2001**	2000
ASSETS:		
Properties (Notes 8 and 11)	**$2,194,717**	$1,959,128
Accumulated depreciation and amortization	**(337,567)**	(285,406)
	$1,857,150	$1,673,722
Investment in Unconsolidated Joint Ventures (Note 7)	**148,801**	109,018
Cash and cash equivalents	**27,789**	18,842
Accounts and notes receivable, less allowance for doubtful accounts of $5,345 and $3,796 in 2001 and 2000 (Note 9)	**35,734**	32,155
Accounts and notes receivable from related parties (Notes 9 and 13)	**20,645**	10,454
Deferred charges and other assets (Note 10)	**51,320**	63,372
	$2,141,439	$1,907,563
LIABILITIES:		
Notes payable (Note 11)	**$1,423,241**	$1,173,973
Accounts payable and accrued liabilities	**181,912**	131,161
Dividends payable	**12,937**	12,784
	$1,618,090	$1,317,918
COMMITMENTS AND CONTINGENCIES (Notes 8, 9, 10, 11, 12, and 16)		
PREFERRED EQUITY OF TRG (Note 15)	**$ 97,275**	$ 97,275
PARTNERS' EQUITY OF TRG ALLOCABLE TO MINORITY PARTNERS (Note 1)		
SHAREOWNERS' EQUITY (Note 15):		
Series A Cumulative Redeemable Preferred Stock, $0.01 par value, 8,000,000 shares authorized, $200 million liquidation preference, 8,000,000 shares issued and outstanding at December 31, 2001 and 2000	**$ 80**	$ 80
Series B Non-Participating Convertible Preferred Stock, $0.001 par and liquidation value, 40,000,000 shares authorized, 31,767,066 and 31,835,066 shares issued and outstanding at December 31, 2001 and 2000	**32**	32
Series C Cumulative Redeemable Preferred Stock, $0.01 par value, 2,000,000 shares authorized, $75 million liquidation preference, none issued		
Series D Cumulative Redeemable Preferred Stock, $0.01 par value, 250,000 shares authorized, $25 million liquidation preference, none issued		
Common Stock, $0.01 par value, 250,000,000 shares authorized, 50,734,984 and 50,984,397 issued and outstanding at December 31, 2001 and 2000	**507**	510
Additional paid-in capital	**673,043**	676,544
Accumulated other comprehensive income (Note 2)	**(3,119)**	
Dividends in excess of net income	**(244,469)**	(184,796)
	$ 426,074	$ 492,370
	$2,141,439	$1,907,563

See notes to financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except share data)	Year Ended December 31 2001	2000	1999
INCOME:			
Minimum rents	**$176,156**	$154,497	$141,885
Percentage rents	**5,484**	6,356	4,881
Expense recoveries	**104,547**	92,203	81,453
Revenues from management, leasing, and development services	**26,015**	24,964	23,909
Other	**29,226**	27,580	16,564
	$341,428	$305,600	$268,692
OPERATING EXPENSES:			
Recoverable expenses	**$ 91,153**	$ 81,276	$ 73,711
Other operating	**36,386**	32,687	36,685
Restructuring (Note 4)	**1,968**		
Charge related to technology investment (Note 10)	**1,923**		
Management, leasing, and development services	**19,023**	19,543	17,215
General and administrative	**20,092**	18,977	18,129
Interest expense	**68,150**	57,329	51,327
Depreciation and amortization	**68,930**	57,780	52,475
	$307,625	$267,592	$249,542
Income before equity in income before extraordinary items of Unconsolidated Joint Ventures, gain on disposition of interest in center, extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests	**$ 33,803**	$ 38,008	$ 19,150
Equity in income before extraordinary items and cumulative effect of change in accounting principle of Unconsolidated Joint Ventures (Note 7)	**21,861**	28,479	39,295
INCOME BEFORE GAIN ON DISPOSITION OF INTEREST IN CENTER, EXTRAORDINARY ITEMS, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, AND MINORITY AND PREFERRED INTERESTS	**$ 55,664**	$ 66,487	$ 58,445
Gain on disposition of interest in center (Note 3)		85,339	
Income before extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests	**$ 55,664**	$151,826	$ 58,445
Extraordinary items (Notes 7 and 11)		(9,506)	(468)
Cumulative effect of change in accounting principle (Note 2)	**(8,404)**		
Income before minority and preferred interests	**$ 47,260**	$142,320	$ 57,977
Minority interest in consolidated joint ventures	**1,070**		
Minority interest in TRG:			
TRG income allocable to minority partners	**(11,677)**	(58,488)	(17,600)
Distributions less than (in excess of) earnings allocable to minority partners	**(19,996)**	28,188	(12,431)
TRG Series C and D preferred distributions (Note 15)	**(9,000)**	(9,000)	(2,444)
NET INCOME	**$ 7,657**	$103,020	$ 25,502
Series A preferred dividends (Note 15)	**(16,600)**	(16,600)	(16,600)
NET INCOME (LOSS) ALLOCABLE TO COMMON SHAREOWNERS	**$ (8,943)**	$ 86,420	$ 8,902
Basic earnings per common share (Note 17):			
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$ (.08)**	$ 1.76	$ .17
Net income (loss)	**$ (.18)**	$ 1.65	$ .17
Diluted earnings per common share (Note 17):			
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$ (.09)**	$ 1.75	$ .17
Net income (loss)	**$ (.18)**	$ 1.64	$ .16
Cash dividends declared per common share	**$ 1.005**	$ .985	$ .965
Weighted average number of common shares outstanding	**50,500,058**	52,463,598	53,192,364

See notes to financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

(in thousands, except share data)	Years Ended December 31, 2001, 2000, and 1999							
	Preferred Stock		Common Stock		Additional	Accumulated Other Comprehensive	Dividends in Excess of	
	Shares	Amount	Shares	Amount	Paid-in Capital	Income	Net Income	Total
Balance, January 1, 1999	39,399,913	$ 108	52,995,904	$ 530	$ 697,965		$ (177,426)	$ 521,177
Issuance of stock pursuant to acquisition (Note 10)	435,153	4						4
Issuance of stock pursuant to Continuing Offer (Note 16)			285,739	3	3,080			3,083
Cash dividends declared							(67,975)	(67,975)
Net income							25,502	25,502
Balance, December 31, 1999	39,835,066	$ 112	53,281,643	$ 533	$ 701,045		$ (219,899)	$ 481,791
Issuance of stock pursuant to Continuing Offer (Note 16)			12,854		127			127
Release of units in connection with Lord Associates acquisition (Note 10)					1,130			1,130
Purchases of stock (Note 15)			(2,310,100)	(23)	(25,758)			(25,781)
Cash dividends declared							(67,917)	(67,917)
Net income							103,020	103,020
Balance, December 31, 2000	39,835,066	$ 112	50,984,397	$ 510	$ 676,544		$ (184,796)	$ 492,370
Issuance of stock pursuant to Continuing Offer (Notes 10 and 16)	**(68,000)**		**1,579,287**	**16**	**16,880**			**16,896**
Release of units in connection with Lord Associates acquisition (Note 10)					**878**			**878**
Purchases of stock (Note 15)			**(1,828,700)**	**(19)**	**(21,259)**			**(21,278)**
Cash dividends declared							**(67,330)**	**(67,330)**
Net income							**7,657**	**$ 7,657**
Other comprehensive income:								
Cumulative effect of change in accounting principle (Note 2)						**$ (779)**		**(779)**
Realized loss on interest rate instruments						**(2,805)**		**(2,805)**
Reclassification adjustment for amounts recognized in net income						**465**		**465**
Total comprehensive income								**$ 4,538**
Balance, December 31, 2001	**39,767,066**	**$112**	**50,734,984**	**$507**	**$673,043**	**$(3,119)**	**$(244,469)**	**$426,074**

See notes to financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	2001	2000	1999
	Year Ended December 31		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests	**$ 55,664**	$ 151,826	$ 58,445
Adjustments to reconcile income before extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests to net cash provided by operating activities:			
Depreciation and amortization	**68,930**	57,780	52,475
Provision for losses on accounts receivable	**3,427**	3,558	2,238
Gains on sales of land	**(4,579)**	(9,444)	(1,667)
Gain on disposition of interest in center		(85,339)	
Other	**5,176**	3,587	4,811
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Receivables, deferred charges and other assets	**(12,638)**	(10,790)	(17,183)
Accounts payable and other liabilities	**4,847**	7,115	8,440
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 120,827**	$ 118,293	$ 107,559
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to properties	**$(207,676)**	$(187,454)	$(208,142)
Proceeds from sales of land	**8,608**	8,239	1,834
Acquisition of additional interest in center (Note 3)		(23,644)	
Purchase of equity securities (Note 10)	**(4,040)**	(3,000)	(18,462)
Contributions to Unconsolidated Joint Ventures	**(55,940)**	(18,830)	(36,799)
Distributions from Unconsolidated Joint Ventures in excess of income before extraordinary items	**18,323**	5,006	64,215
NET CASH USED IN INVESTING ACTIVITIES	**$(240,725)**	$(219,683)	$(197,354)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt proceeds	**$ 421,281**	$ 358,153	$ 625,797
Debt payments	**(172,013)**	(120,756)	(514,534)
Debt issuance costs	**(6,570)**	(6,202)	(10,335)
Repurchase of common stock (Note 15)	**(22,899)**	(24,160)	
Issuance of common stock pursuant to Continuing Offer (Note 16)	**16,896**	127	3,087
Issuance of TRG Preferred Equity (Note 15)			97,275
Distributions to minority and preferred interests	**(40,673)**	(39,300)	(32,474)
Cash dividends to common shareowners	**(50,577)**	(51,587)	(51,040)
Cash dividends to Series A preferred shareowners	**(16,600)**	(16,600)	(16,600)
Other			(9,869)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**$ 128,845**	$ 99,675	$ 91,307
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 8,947**	$ (1,715)	$ 1,512
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**18,842**	20,557	19,045
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 27,789**	$ 18,842	$ 20,557

See notes to financial statements.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Taubman Centers, Inc. (the Company or TCO), a real estate investment trust, or REIT, is the managing general partner of The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG). The Operating Partnership is an operating subsidiary that engages in the ownership, management, leasing, acquisition, development, and expansion of regional retail shopping centers and interests therein. The Operating Partnership's portfolio as of December 31, 2001 included 20 urban and suburban shopping centers in nine states. Two additional centers are under construction in Florida and Virginia.

The consolidated financial statements of the Company include all accounts of the Company, the Operating Partnership and its consolidated subsidiaries; all intercompany balances have been eliminated. Shopping centers owned through joint ventures with third parties not unilaterally controlled by ownership or contractual obligation (Unconsolidated Joint Ventures) are accounted for under the equity method.

The Company owns 99% of the voting stock of Taub-Co (which holds an approximately 98% interest in The Taubman Company LLC (the Manager)) and an approximately 2% direct interest in the Manager. Prior to October 2001, the Company's interest in Taub-Co was non-voting. Through these ownership interests, the Company has the perpetual rights to receive over 99% of the economic benefits and cash flows generated by the Manager's operations. The remaining interest in the Manager is indirectly owned by individuals who are members of the Board of Directors or major stockholders of the Company, and who have contributed nominal amounts of equity for their interests in the Manager. These individuals' interests are aligned with the interests of the Company's management. The Manager cannot perform any services to entities in which the Company is not a significant investor without the approval of the Company. The Company or its affiliates have provided all of the operating capital to the Manager. All of these factors resulted in the Company having a controlling financial interest in Taub-Co and the Manager under both the current and prior ownership structures and, therefore, the operations of the Manager have been consolidated in the Company's financial statements.

References in the following notes to "the Company" include the Operating Partnership, except where intercompany transactions are discussed or as otherwise noted.

Dollar amounts presented in tables within the notes to the financial statements are stated in thousands of dollars, except share data or as otherwise noted.

Revenue Recognition

Shopping center space is generally leased to specialty retail tenants under short and intermediate term leases which are accounted for as operating leases. Minimum rents are recognized on the straight-line method. Percentage rent is accrued when lessees' specified sales targets have been met. Expense recoveries, which include an administrative fee, are recognized as revenue in the period applicable costs are chargeable to tenants. Management, leasing, and development revenue is recognized as services are rendered, when fees due are determinable, and collectibility is reasonably assured. Fees for management, leasing, and development services are established under contracts and are generally based on negotiated rates, percentages of cash receipts, and/or actual compensation costs incurred.

Depreciation and Amortization

Buildings, improvements and equipment are depreciated on straight-line or double-declining balance bases over the estimated useful lives of the assets, which range from 3 to 50 years. Tenant allowances and deferred leasing costs are amortized on a straight-line basis over the lives of the related leases.

Capitalization

Costs related to the acquisition, development, construction, and improvement of properties are capitalized. Interest costs are capitalized until construction is substantially complete. All properties, including those under construction or development and/or owned by Unconsolidated Joint Ventures, are reviewed for impairment on an individual basis whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment is recognized when the sum of expected cash flows (undiscounted and without interest charges) is less than the carrying value of the property. To the extent impairment has occurred, the excess carrying value of the property over its estimated fair value is charged to income.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of 90 days or less at the date of purchase.

Investments in Equity Securities

The Operating Partnership holds nonmarketable investments in equity securities in certain technology businesses (Note 10). These investments are reviewed for other-than-temporary declines in value when events or circumstances indicate that their carrying amounts are not recoverable.

Deferred Charges

Direct financing costs are deferred and amortized over the terms of the related agreements as a component of interest expense. Direct costs related to leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases. All other deferred charges are amortized on a straight-line basis over the terms of the agreements to which they relate.

Stock-Based Compensation Plans

Stock-based compensation plans are accounted for under APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted under FAS 123, "Accounting for Stock-Based Compensation."

Interest Rate Hedging Agreements

Effective January 1, 2001, the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and its related amendments and interpretations, which establish accounting and reporting standards for derivative instruments (Note 2). All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If a derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of a cash flow hedge are recognized in the Company's earnings as interest expense. For interest rate cap instruments designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

Partners' Equity of TRG Allocable to Minority Partners

Because the net equity of the partnership unitholders is less than zero, the interest of the noncontrolling unitholders is presented as a zero balance in the balance sheet as of December 31, 2001 and December 31, 2000. Also, the income allocated to the noncontrolling unitholders in the Company's financial statements is equal to their share of distributions. The net equity of the Operating Partnership unitholders is less than zero because of accumulated distributions in excess of net income and not as a result of operating losses. Distributions to partners are usually greater than net income because net income includes non-cash charges for depreciation and amortization. Distributions were less than net income during 2000 due to a non-cash gain on the disposition of an interest in a center (Note 3).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

The carrying value of cash and cash equivalents, accounts and notes receivable, and accounts payable approximates fair value due to the short maturity of these instruments.

The fair value of mortgage notes and other notes payable is estimated based on quoted market prices if available, or the amount the Company would pay to terminate the debt, with prepayment penalties, if any, on the reporting date.

The fair value of interest rate hedging instruments is the amount that the Company would receive or pay to terminate the agreement at the reporting date.

Operating Segment

The Company has one reportable operating segment; it owns, develops and manages regional shopping centers. The shopping centers are located in major metropolitan areas, have similar tenants (most of which are national chains), and share common economic characteristics. No single retail company represents 10% or more of the Company's revenues.

Reclassifications

Certain prior year amounts have been reclassified to conform to 2001 classifications.

NOTE 2 – CHANGE IN ACCOUNTING PRINCIPLE

The Company uses derivative instruments to manage exposure to interest rate risks inherent in variable rate debt and refinancings. The Company routinely uses cap, swap, and treasury lock agreements to meet these objectives.

The initial adoption of SFAS 133 on January 1, 2001 resulted in a reduction to income of approximately $8.4 million as the cumulative effect of a change in accounting principle and a reduction to accumulated OCI of $0.8 million. These amounts represent the transition adjustments necessary to mark the Company's share of interest rate agreements to fair value as of January 1, 2001.

In addition to the transition adjustments, the Company recognized a $3.3 million reduction of earnings during the year ended December 31, 2001, representing unrealized losses primarily due to the decline in interest rates and the resulting decrease in value of the Company's and its Unconsolidated Joint Ventures' interest rate agreements. Of this amount, approximately $2.8 million represents the change in value of the Dolphin swap agreement and the remainder represents the changes in time value of cap instruments.

As of December 31, 2001, the Company has $3.1 million of derivative losses included in Accumulated OCI. Of this amount, $2.8 million relates to a realized loss on a hedge of the October 2001 Regency Square financing. This loss will be recognized as additional interest expense over the ten-year term of the debt. The remaining $0.3 million of derivative losses included in Accumulated OCI at December 31, 2001 relates to a hedge of the Dolphin Mall construction facility that will be recognized as a reduction of earnings through its 2002 maturity date. The Company expects that approximately $0.6 million will be reclassified from Accumulated OCI and recognized as a reduction of earnings during the next twelve months.

The swap agreement on the Dolphin construction facility does not qualify for hedge accounting although its use is consistent with the Company's overall risk management objectives. As a result, the Company recognizes its share of losses and income related to this agreement in earnings as the value of the agreement changes.

NOTE 3 – TWELVE OAKS AND LAKESIDE TRANSACTION

In August 2000, the Company completed a transaction to acquire an additional ownership in one of its Unconsolidated Joint Ventures. Under the terms of the agreement, the Operating Partnership became the 100 percent owner of Twelve Oaks Mall, and its joint venture partner became the 100 percent owner of Lakeside, subject to the existing mortgage debt. The transaction resulted in a net payment to the joint venture partner of approximately $25.5 million in cash. The acquisition of the additional interest in Twelve Oaks was accounted for as a purchase. A gain of $85.3 million on the transaction was recognized by the Company, representing the excess of the fair value over the net book basis of the Company's interest in Lakeside, adjusted for the $25.5 million paid and transaction costs. The Company's gain on the transaction differed from the $116.5 million gain recognized by the Operating Partnership due to the Company's $31.2 million additional basis in Lakeside.

NOTE 4 – RESTRUCTURING

In October 2001, the Operating Partnership committed to a restructuring of its development operations. A restructuring charge of approximately $2.0 million was recorded during the year ended December 31, 2001, primarily representing the cost of certain involuntary terminations of personnel. Pursuant to the restructuring plan, 17 positions were eliminated within the development department. Substantially all of the restructuring costs were paid during 2001.

NOTE 5 – INCOME TAXES

The Company operates in such a manner as to qualify as a REIT under the provisions of the Internal Revenue Code; therefore, applicable taxable income is included in the taxable income of its shareowners, to the extent distributed by the Company. To qualify as a REIT, the Company must distribute at least 90% of its REIT taxable income to its shareowners and meet certain other requirements. Additionally, no provision for income taxes for consolidated partnerships has been made, as such taxes are the responsibility of the individual partners.

In connection with the Tax Relief Extension Act of 1999, the Company made Taxable REIT Subsidiary elections for all of its corporate subsidiaries. The elections, effective for January 1, 2001, were made pursuant to section 856(l) of the Internal Revenue Code. The Company's Taxable REIT Subsidiaries are subject to corporate level income taxes which are provided for in the Company's financial statements.

Deferred tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Deferred tax assets are reduced by a valuation allowance to the amount where realization is more likely than not assured after considering all available evidence. The Company's temporary differences primarily relate to deferred compensation and depreciation. During the year ended December 31, 2001, utilization of a deferred tax asset reduced the Company's federal income tax expense from its taxable REIT subsidiaries to $0.1 million. For the year ended December 31, 2001, state income tax expense from the Company's taxable REIT subsidiaries was $0.5 million. As of December 31, 2001, the Company had a net deferred tax asset of $4.4 million, after a valuation allowance of $7.1 million.

Dividends declared on the Company's common and preferred stocks and their tax status are presented in the following tables. The tax status of the Company's dividends in 2001, 2000, and 1999 may not be indicative of future periods.

	Dividends Per Common Share Declared	Return of Capital	Ordinary Income	Capital Gains
2001	**$1.005**	**$0.3075**	**$0.6878**	**$0.0097**
2000	0.985	0.4402	0.4799	0.0649
1999	0.965	0.4534	0.5116	

	Dividends Per Series A Preferred Share Declared	Ordinary Income	Capital Gains
2001	**$2.075**	**$2.0549**	**$0.0201**
2000	2.075	1.9382	0.1368
1999	2.075	2.0750	

NOTE 6 – INVESTMENT IN THE OPERATING PARTNERSHIP

The partnership equity of the Operating Partnership and the Company's ownership therein are shown below:

	TRG Units Outstanding at December 31	TRG Units Owned by TCO at December 31	TCO's % Interest in TRG at December 31	TCO's Average Interest in TRG
2001	**82,502,050**	**50,734,984**	**62%**	**62%**
2000	82,819,463	50,984,397	62%	63%
1999	85,116,709	53,281,643	63%	63%

Net income and distributions of the Operating Partnership are allocable first to the preferred equity interests (Note 15), and the remaining amounts to the general and limited Operating Partnership partners in accordance with their percentage ownership. The number of TRG units outstanding and the number of TRG units owned by the Company decreased in 2001 and 2000 due to redemptions made in connection with the Company's share repurchase program (Note 15), partially offset by units issued under the incentive option plan (Note 14). Included in the total units outstanding at December 31, 2001 and 2000 are 261,088 units and 348,118 units, respectively, issued in connection with the 1999 acquisition of Lord Associates that do not receive allocations of income or distributions.

NOTE 7 – INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

Following are the Company's investments in Unconsolidated Joint Ventures. The Operating Partnership is the managing general partner or managing member in these Unconsolidated Joint Ventures, except for those denoted with an (*).

Unconsolidated Joint Venture	Shopping Center	Ownership as of December 31, 2001
Arizona Mills, L.L.C.*	Arizona Mills	37%
Dolphin Mall Associates Limited Partnership	Dolphin Mall	50
Fairfax Company of Virginia, L.L.C.	Fair Oaks	50
Forbes Taubman Orlando, L.L.C.*	The Mall at Millenia (under construction)	50
Rich-Taubman Associates	Stamford Town Center	50
Tampa Westshore Associates Limited Partnership	International Plaza	26
Taubman-Cherry Creek Limited Partnership	Cherry Creek	50
West Farms Associates	Westfarms	79
Woodland	Woodland	50

In September 2001, International Plaza, a 1.25 million square foot center opened in Tampa, Florida. As of December 31, 2001, the Operating Partnership has a preferred investment in International Plaza of $19.1 million, on which an annual preferential return of 8.25% will accrue.

In March 2001, Dolphin Mall, a 1.3 million square foot regional center opened in Miami, Florida. As of December 31, 2001, the Operating Partnership has a preferred investment in Dolphin Mall of $29.6 million on which an annual preferential return of 16.0% will accrue.

In addition to the preferred return on its investments in International Plaza and Dolphin Mall, the Operating Partnership will receive a return of its preferred investments before any available cash will be utilized for distributions to non-preferred partners.

In April 2000, the Company entered into an agreement to develop The Mall at Millenia in Orlando, Florida. This 1.2 million square foot center is expected to open in October 2002.

During 2001, the Unconsolidated Joint Ventures recognized a cumulative effect of a change in accounting principle in connection with their adoption of SFAS 133 (Note 2). This cumulative effect represents the transition adjustment necessary to mark interest rate agreements to fair value as of January 1, 2001. During 2000 and 1999, the Unconsolidated Joint Ventures incurred extraordinary charges related to the extinguishment of debt, primarily consisting of prepayment premiums and the writeoff of deferred financing costs.

The Company's carrying value of its Investment in Unconsolidated Joint Ventures differs from its share of the partnership equity reported in the combined balance sheet of the Unconsolidated Joint Ventures due to (i) the Company's cost of its investment in excess of the

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

historical net book values of the Unconsolidated Joint Ventures and (ii) the Operating Partnership's adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the Unconsolidated Joint Ventures. The Company's additional basis allocated to depreciable assets is recognized on a straight-line basis over 40 years. The Operating Partnership's differences in bases are amortized over the useful lives of the related assets.

Combined balance sheet and results of operations information are presented in the following table (in thousands) for all Unconsolidated Joint Ventures, followed by the Operating Partnership's beneficial interest in the combined information. Beneficial interest is calculated based on the Operating Partnership's ownership interest in each of the Unconsolidated Joint Ventures. The accounts of Lakeside and Twelve Oaks Mall, formerly 50% Unconsolidated Joint Ventures, are included in these results through the date of the transaction (Note 3).

	December 31 2001	December 31 2000
Assets:		
Properties	**$1,367,082**	$1,073,818
Accumulated depreciation and amortization	**(220,201)**	(189,644)
	$1,146,881	$ 884,174
Other assets	**80,256**	60,807
	$1,227,137	$ 944,981
Liabilities and partnership equity:		
Notes payable	**$1,154,141**	$ 950,847
Other liabilities	**109,247**	49,069
TRG's partnership equity (accumulated deficiency in assets)	**903**	(36,570)
Unconsolidated Joint Venture Partners' accumulated deficiency in assets	**(37,154)**	(18,365)
	$1,227,137	$ 944,981
TRG's partnership equity (accumulated deficiency in assets) (above)	**$ 903**	$ (36,570)
TRG basis adjustments, including elimination of intercompany profit	**22,612**	17,266
TCO's additional basis	**125,286**	128,322
Investment in Unconsolidated Joint Ventures	**$ 148,801**	$ 109,018

	Year Ended December 31 2001	2000	1999
Revenues	**$238,409**	$230,679	$252,009
Recoverable and other operating expenses	**$ 87,446**	$81,530	$ 87,755
Interest expense	**74,895**	65,266	64,152
Depreciation and amortization	**39,695**	30,263	29,983
Total operating costs	**$202,036**	$177,059	$181,890
Income before extraordinary items and cumulative effect of change in accounting principle	**$ 36,373**	$ 53,620	$ 70,119
Extraordinary items		(19,169)	(333)
Cumulative effect of change in accounting principle	**(3,304)**		
Net income	**$ 33,069**	$ 34,451	$ 69,786
Net income allocable to TRG	**$ 17,533**	$ 18,099	$ 38,346
Cumulative effect of change in accounting principle allocable to TRG	**1,612**		
Extraordinary items allocable to TRG		9,506	167
Realized intercompany profit	**5,752**	4,680	5,434
Depreciation of TCO's additional basis	**(3,036)**	(3,806)	(4,652)
Equity in income before extraordinary items and cumulative effect of change in accounting principle of Unconsolidated Joint Ventures	**$ 21,861**	$ 28,479	$ 39,295
Beneficial interest in Unconsolidated Joint Ventures' operations:			
Revenues less recoverable and other operating expenses	**$ 84,402**	$ 82,858	$ 94,136
Interest expense	**(38,683)**	(34,933)	(34,470)
Depreciation and amortization	**(23,858)**	(19,446)	(20,371)
Income before extraordinary items and cumulative effect of change in accounting principle	**$ 21,861**	$ 28,479	$ 39,295

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8 – PROPERTIES

Properties at December 31, 2001 and December 31, 2000 are summarized as follows:

	2001	2000
Land	**$ 199,098**	$ 129,198
Buildings, improvements and equipment	**1,913,629**	1,526,672
Construction in process	**60,157**	275,125
Development pre-construction costs	**21,833**	28,133
	$2,194,717	$1,959,128
Accumulated depreciation and amortization	**(337,567)**	(285,406)
	$1,857,150	$1,673,722

The properties balances as of December 31, 2001 above reflect the 2001 openings of The Shops at Willow Bend, a 1.5 million square foot center in Plano, Texas, and The Mall at Wellington Green, a 1.3 million square foot center in Wellington, Florida. Construction in process includes costs related to the construction of Stony Point Fashion Park, additional phases of construction at The Shops at Willow Bend and The Mall at Wellington Green, and expansions and improvements at various other centers.

Depreciation expense for 2001, 2000, and 1999 was $63.0 million, $52.5 million, and $47.9 million, respectively. The charge to operations in 2001, 2000, and 1999 for costs of unsuccessful and potentially unsuccessful pre-development activities was $6.6 million, $7.5 million, and $10.1 million, respectively.

The balance of development pre-construction costs as of December 31, 2001 consists primarily of costs relating to a project in Syosset, New York. Both Neiman Marcus and Lord & Taylor have made announcements committing to the project. The Company is currently involved in a lawsuit to obtain the necessary zoning approvals to move forward with the project. Although the Company expects to be successful in this effort, the process may not be resolved in the near future. In addition, if the litigation is unsuccessful, the Company would expect to recover substantially less than its cost in this project under possible alternative uses for the site.

NOTE 9 – ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable at December 31, 2001 and December 31, 2000 are summarized as follows:

	2001	2000
Trade	**$26,222**	$17,284
Notes	**13,188**	17,145
Other	**1,669**	1,522
	$41,079	$35,951
Less: allowance for doubtful accounts	**(5,345)**	(3,796)
	$35,734	$32,155

Notes receivable as of December 31, 2001 provide interest at a range of interest rates from 7% to 10% (with a weighted average interest rate of 7.9% at December 31, 2001) and mature at various dates.

Accounts and notes receivable from related parties at December 31, 2001 and December 31, 2000 are summarized as follows:

	2001	2000
Trade	**$10,645**	$ 6,578
Notes	**10,000**	3,778
Other		98
	$20,645	$10,454

In April 2001, the $10 million investment in Swerdlow (Note 10) was converted into a note receivable which bore interest at 12% and matured in December 2001. This loan is currently delinquent and is accruing interest at 18%. All interest due through the December maturity date was received. Although the Operating Partnership expects to fully recover the amount due under this note receivable, the Company is currently in negotiations with Swerdlow regarding the repayment. An affiliate of Swerdlow is a partner in the Dolphin Mall joint venture.

NOTE 10 – DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets at December 31, 2001 and December 31, 2000 are summarized as follows:

	2001	2000
Leasing	**$ 37,380**	$ 31,751
Accumulated amortization	**(22,348)**	(18,601)
	$ 15,032	$ 13,150
Interest rate agreements (Notes 2 and 11)	**161**	7,249
Deferred financing costs, net	**12,817**	10,492
Investments	**15,406**	25,106
Other, net	**7,904**	7,375
	$ 51,320	$ 63,372

During 2001, the Company committed to funding approximately $2 million in Constellation Real Technologies, LLC, a company that forms and sponsors real estate-related internet, e-commerce, and telecommunications enterprises. The Company's investment was $0.5 million at December 31, 2001.

In May 2000, the Company acquired an approximately 6.8% interest in MerchantWired, LLC, a service company providing internet and network infrastructure to shopping centers and retailers. As of December 31, 2001, the Company had an investment of approximately $3.6 million in this venture and has guaranteed obligations of approximately $3.8 million. The principal shareholder of MerchantWired has disclosed that the future profitability of MerchantWired is dependent on it obtaining outside capital and other management expertise; there is no assurance as to its success in doing so. The Company accounts for its investment in MerchantWired on the equity method. During 2001 and 2000, the Company recognized its $2.4 million and $0.5 million share of MerchantWired losses, respectively.

In November 1999, the Operating Partnership acquired Lord Associates, a retail leasing firm, for approximately $7.5 million, representing $2.5 million in cash and 435,153 partnership units (and an equal number of the Company's Series B Non-Participating Convertible Preferred Stock). The units and stock are being released over a five-year period, with $0.9 million and $1.1 million of units having been released in 2001 and 2000, respectively. The owner of the partnership units is not entitled to distributions or income allocations, and an affiliate of the Operating Partnership has voting rights to the stock, until release of the units. Of the cash purchase price, approximately $1.0 million was paid at closing and $1.5 million will be paid over five years; $1.0 million of the purchase price is contingent upon profits achieved on acquired leasing contracts. The final 65,271 partnership units are collateral if the profit contingency is not met. The acquisition of Lord Associates was accounted for as a purchase (cost amortized over five years), with the results of operations of Lord Associates being included in the income statement of the Company subsequent to the acquisition date. During 2001, 68,000 partnership units were exchanged by the owner for common stock under the Continuing Offer (Note 16). Also, an equal number of Series B preferred shares were converted to shares of the Company's common stock at the Series B conversion ratio (Note 15).

In September 1999, the Company acquired an approximately 5% interest in Swerdlow Real Estate Group, a privately held real estate investment trust, for approximately $10 million. In April 2001, the $10 million investment in Swerdlow was converted into a note receivable (Note 9).

In April 1999, the Company obtained a $7.4 million preferred investment in fashionmall.com, Inc., an e-commerce company originally organized to market, promote, advertise, and sell fashion apparel and related accessories and products over the internet. In 2001, fashionmall.com significantly scaled back its operations and experienced significant decreases in operating revenues. Fashionmall.com management has disclosed that they have more cash than is needed to fund current operations and are considering how best to use such cash, including making acquisitions, issuing special dividends or finding other options to provide opportunities for liquidity to its shareholders at some time in the future. While the Company's right to a preference in the event of a liquidation is not disputed, and while there is more than sufficient cash in fashionmall.com to fund the Company's liquidation preference, the Company has been in settlement discussions with fashionmall.com's management to return the Company's preferred investment at a discount, in order to facilitate these potential uses of the cash. There is no assurance that the settlement discussions will achieve a resolution and/or what their ultimate outcome will be. The Company accounts for its investment in fashionmall.com on the cost method. During 2001, the Company recorded a charge of $1.9 million relating to its investment in fashionmall.com; the Company's investment was $5.5 million at December 31, 2001.

The Company assesses the valuation of its investments in these entities in accordance with its established policies for such investments (Note 1).

NOTE 11 – DEBT

Mortgage Notes Payable

Mortgage notes payable at December 31, 2001 and December 31, 2000 consist of the following:

	2001	2000	Interest Rate	Maturity Date	Balance Due on Maturity
Beverly Center	**$ 146,000**	$ 146,000	8.36%	07/15/04	$146,000
Biltmore Fashion Park	**79,007**	79,730	7.68%	07/10/09	71,391
Great Lakes Crossing	**150,958**	170,000	LIBOR + 1.50%	04/01/02	150,323
MacArthur Center	**143,588**	144,884	7.59%	10/01/10	126,884
Regency Square	**82,373**		6.75%	11/01/11	71,569
The Mall at Short Hills	**270,000**	270,000	6.70%	04/01/09	245,301
The Mall at Wellington Green	**124,344**		LIBOR + 1.85%	05/01/04	124,344
The Shops at Willow Bend	**186,482**	99,672	LIBOR + 1.85%	07/01/03	186,482
Twelve Oaks Mall		49,987	LIBOR + 0.45%	10/15/01	
Line of Credit	**205,000**	63,000	LIBOR + 0.90%	11/01/04	205,000
Line of Credit	**11,955**	26,325	Variable Bank Rate	06/30/02	11,955
Other	**22,039**	122,311	Various	Various	20,000
	$1,421,746	$1,171,909			

Mortgage debt is collateralized by properties with a net book value of $1.8 billion and $1.5 billion as of December 31, 2001 and December 31, 2000, respectively.

The $220 million construction facility for The Shops at Willow Bend and the $168 million construction facility for The Mall at Wellington Green each have two one-year extension options. Both loans provide for rate decreases when certain performance criteria are met. The Great Lakes Crossing loan and the $275 million line of credit each provide for an option to extend the maturity dates one year. The Company has notified the lender on the Great Lakes Crossing loan of the Company's intention to extend the loan. The maximum borrowings available under the two lines of credit are $275 million and $40 million, respectively. The other mortgage notes payable balance includes notes which are due at various dates through 2009, and have fixed interest rates between 6.3% and 13%. Certain debt agreements contain performance and valuation criteria that must be met for the loans to be extended at the full principal amounts; these agreements provide for partial prepayments of debt to facilitate compliance with extension provisions.

The following table presents scheduled principal payments on mortgage debt as of December 31, 2001.

2002	$168,102
2003	193,043
2004	482,308
2005	7,540
2006	8,087
Thereafter	562,666

Unsecured Notes Payable

Unsecured notes payable at December 31, 2001 and December 31, 2000 were $1.5 million and $2.1 million, respectively.

Debt Covenants and Guarantees

Certain loan and facility agreements contain various restrictive covenants including minimum net worth requirements, minimum debt service and fixed charges coverage ratios, a maximum payout ratio on distributions, and a minimum debt yield ratio, the latter being the most restrictive. The Company is in compliance with all covenants.

Payments of principal and interest on the loans in the following table are guaranteed by the Operating Partnership as of December 31, 2001, including those of certain Unconsolidated Joint Ventures. All of the loan agreements provide for a reduction of the amounts guaranteed as certain center performance and valuation criteria are met.

(in millions of dollars) Center	Loan Balance as of 12/31/01	TRG's Beneficial Interest in Loan Balance as of 12/31/01	Amount of Loan Balance Guaranteed by TRG as of 12/31/01	% of Loan Balance Guaranteed by TRG	% of Interest Guaranteed by TRG
Dolphin Mall	164.6	82.3	82.3	50%	100%
Great Lakes Crossing	151.0	128.3	151.0	100%	100%
International Plaza	171.6	45.4	171.6	100% (1)	100% (1)
The Mall at Millenia	56.5	28.3	28.3	50%	50%
The Mall at Wellington Green	124.3	111.9	124.3	100%	100%
The Shops at Willow Bend	186.5	186.5	186.5	100%	100%

(1) An investor in the International Plaza venture has indemnified the Operating Partnership to the extent of approximately 25% of the amounts guaranteed. Effective February 2002, the guarantee on the International Plaza loan was reduced to 50%.

Extraordinary Items

During the years ended December 31, 2000 and 1999, extraordinary charges to income of $9.5 million and $0.5 million, respectively, were recognized in connection with the extinguishment of debt at Unconsolidated Joint Ventures.

Fair Value of Financial Instruments Related to Debt

The estimated fair values of financial instruments at December 31, 2001 and December 31, 2000 are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage notes payable	**$1,421,746**	**$1,520,384**	$1,171,909	$1,253,421
Unsecured notes payable	**1,495**	**1,495**	2,064	2,064
Interest rate instruments – in a receivable position	**161**	**161**	7,249	505

Beneficial Interest in Debt and Interest Expense

The Operating Partnership's beneficial interest in the debt, capital lease obligations, capitalized interest, and interest expense of its consolidated subsidiaries and its Unconsolidated Joint Ventures is summarized in the following table. The Operating Partnership's beneficial interest excludes debt and interest related to the minority interests in Great Lakes Crossing, MacArthur Center, and The Mall at Wellington Green.

(in thousands of dollars)	At 100%		At Beneficial Interest		
	Consolidated Subsidiaries	Unconsolidated Joint Ventures	Consolidated Subsidiaries	Unconsolidated Joint Ventures	Total
Debt as of:					
December 31, 2001	**1,423,241**	**1,154,141**	**1,345,086**	**562,811**	**1,907,897**
December 31, 2000	1,173,973	950,847	1,105,008	483,683	1,588,691
Capital Lease Obligations:					
December 31, 2001	**304**	**64**	**259**	**40**	**299**
December 31, 2000	1,581	630	1,522	416	1,938
Capitalized Interest:					
Year ended December 31, 2001	**23,748**	**14,730**	**23,456**	**6,058**	**29,514**
Year ended December 31, 2000	25,052	13,263	25,052	5,678	30,730
Interest Expense:					
Year ended December 31, 2001	**68,150**	**74,895**	**63,154**	**38,683**	**101,837**
Year ended December 31, 2000	57,329	65,266	52,166	34,933	87,099

NOTE 12 – LEASES

Operating Leases

Shopping center space is leased to tenants and certain anchors pursuant to lease agreements. Tenant leases typically provide for guaranteed minimum rent, percentage rent, and other charges to cover certain operating costs. Future minimum rent under operating leases in effect at December 31, 2001 for operating centers, assuming no new or renegotiated leases or option extensions on anchor agreements, is summarized as follows:

2002	$197,445
2003	195,295
2004	182,273
2005	165,190
2006	150,824
Thereafter	588,362

Certain shopping centers, as lessees, have ground leases expiring at various dates through the year 2065. In addition, the Company leases its office facilities. Rental payments under ground and office leases were $7.9 million in 2001, $7.5 million in 2000, and $7.0 million in 1999. Included in these amounts are related party office rental payments of $2.7 million in each year.

The following is a schedule of future minimum rental payments required under operating leases:

2002	$ 7,160
2003	7,137
2004	7,140
2005	5,174
2006	3,624
Thereafter	165,850

The table above includes $2.8 million, $2.8 million, $2.8 million, and $0.9 million of related party amounts in 2002, 2003, 2004, and 2005.

Memorial City Mall Lease

In 1996, the Operating Partnership entered into an agreement to lease Memorial City Mall, a 1.4 million square foot shopping center located in Houston, Texas. The lease was subject to certain provisions that enabled the Operating Partnership to explore significant redevelopment opportunities and terminate the lease obligations in the event such redevelopment opportunities were not deemed to be sufficient. In April 2000, the Operating Partnership terminated the lease.

NOTE 13 – TRANSACTIONS WITH AFFILIATES

The revenue from management, leasing, and development services includes $4.1 million, $4.2 million, and $2.5 million from transactions with affiliates for the years ended December 31, 2001, 2000, and 1999, respectively. Accounts receivable from related parties include amounts due from Unconsolidated Joint Ventures or other affiliates of the Company, primarily relating to services performed by the Manager (Note 14). These receivables include certain amounts due to the Manager related to reimbursement of third-party (non-affiliated) costs.

During 1997, the Operating Partnership acquired an option from a related party to purchase certain real estate on which the Operating Partnership was exploring the possibility of developing a shopping center. The option agreement required option payments of $150 thousand during each of the first five years, $400 thousand in the sixth year, and $500 thousand in the seventh year. Through December 31, 2000, the Operating Partnership had made payments of $450 thousand. In 2000, the Operating Partnership decided not to go forward with the project and reached an agreement with the optionor to be reimbursed, at the time of the sale or lease of the real estate, for an amount equal to the lesser of 50% of the project costs to date or $350 thousand. Under the agreement, the Operating Partnership's obligation to make further option payments was suspended. The Operating Partnership expects to receive $350 thousand in total reimbursements and after receipt of such amount, the option will be terminated. A sale of the property is not anticipated to take place before 2003.

Other related party transactions are described in Notes 9, 12, and 14.

NOTE 14 – THE MANAGER

The Taubman Company LLC (the Manager), which is 99% beneficially owned by the Operating Partnership, provides property management, leasing, development and other administrative services to the Company, the shopping centers, and Taubman affiliates. In addition, the Manager provides services to centers transferred to GMPT under management agreements cancelable with 90 days notice, and services to other third parties.

The Manager has a voluntary retirement saving plan established in 1983 and amended and restated effective January 1, 1994 (the Plan). The Plan is qualified in accordance with Section 401(k) of the Internal Revenue Code (the Code). The Manager contributes an amount equal to 2% of the qualified wages of all qualified employees and matches employee contributions in excess of 2% up to 7% of qualified wages. In addition, the Manager may make discretionary contributions within the limits prescribed by the Plan and imposed in the Code. Costs relating to the Plan were $1.7 million in 2001, $1.9 million in 2000, and $1.6 million in 1999.

The Operating Partnership has an incentive option plan for employees of the Manager. Incentive options generally become exercisable to the extent of one-third of the units on each of the third, fourth, and fifth anniversaries of the date of grant. Options expire ten years from the date of grant. The Operating Partnership's units issued in connection with the incentive option plan are exchangeable for shares of the Company's common stock under the Continuing Offer (Note 16).

In December 2001, the Company amended the plan to allow vested unit options to be exercised by tendering mature units with a market value equal to the exercise price of the unit options. In December 2001, the Company's chief executive officer executed a unit option deferral election with regard to options for approximately three million units at an exercise price of $11.14 per unit due to expire in November 2002. This election will allow him to defer the receipt of the net units he would receive upon exercise. These deferred option units will remain in a deferred compensation account until Mr. Taubman's retirement or ten years from the date of exercise. Beginning with the ten year anniversary of the date of exercise, the deferred partnership units will be paid in ten annual installments.

As the Company declares distributions, the deferred option units will receive their proportionate share of the distributions in the form of cash payments. The deferred option units will ultimately be settled by the delivery of a fixed number of units to the chief executive officer. The balance in the deferred compensation account will be classified as a component of shareholders' equity in the consolidated balance sheet.

A summary of the status of the plan for each of the three years in the period ended December 31, 2001 is presented below:

	2001		2000		1999	
Options	Units	Weighted-Average Exercise Price Per Unit	Units	Weighted-Average Exercise Price Per Unit	Units	Weighted-Average Exercise Price Per Unit
Outstanding at beginning of year	**7,594,458**	**$11.35**	7,423,809	$11.36	6,805,018	$11.22
Exercised	**(1,511,283)**	**11.18**	(12,854)	9.91	(285,739)	10.79
Granted			250,000	11.25	1,000,000	12.25
Cancelled			(66,497)	12.45	(93,494)	12.90
Forfeited					(1,976)	9.69
Outstanding at end of year	**6,083,175**	**11.39**	7,594,458	11.35	7,423,809	11.36
Options vested at year end	**5,399,565**	**11.32**	6,777,239	11.26	6,601,090	11.32

Options outstanding at December 31, 2001 have a remaining weighted-average contractual life of 2.7 years and range in exercise price from $9.39 to $13.89. The weighted average fair value per unit of options granted during 2000 and 1999 was $1.40 and $1.24, respectively. There were no options granted in 2001. The Company used a binomial option pricing model to determine the grant date fair values based on the following assumptions for 2000 and 1999, respectively: volatility rates of 21.0% and 20.4%, risk-free rates of return of approximately 6.4% and 5.3%, and dividend yields of approximately 8.6% and 7.8%.

The Company applies APB Opinion 25 and related interpretations in accounting for the plan. The exercise price of all options outstanding granted under the plan was equal to market value on the date of grant. Accordingly, no compensation expense has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates, consistent with the method of FAS Statement 123, the pro forma effect on the Company's earnings and earnings per share would have been approximately $0.2 million, or less than $0.01 per share in 2001, approximately $0.2 million, or less than $0.01 per share in 2000, and approximately $0.7 million, or $0.01 per share in 1999.

Currently, options for 6.2 million Operating Partnership units may be issued under the plan, substantially all of which have been issued. However, if the holder of an option elects to pay the exercise price by surrendering partnership units, only those units issued to the holder in excess of the number of units surrendered are counted for purposes of determining the remaining number of units available for future grants under the plan.

In January 2002, options for 500,000 units vested upon the achievement of certain stock price performance criteria.

NOTE 15 – COMMON AND PREFERRED STOCK AND EQUITY OF TRG

The 8.3% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company. The Series A Preferred Stock has a liquidation preference of $200 million ($25 per share). Dividends are cumulative and accrue at an annual rate of 8.3% and are payable in arrears on or before the last day of each calendar quarter. All accrued dividends have been paid. The Series A Preferred Stock can be redeemed by the Company beginning in October 2002 at $25 per share plus any accrued dividends. The redemption price can be paid solely out of the sale of capital stock of the Company. The Company owns a corresponding Series A Preferred Equity interest in the Operating Partnership that entitles the Company to income and distributions (in the form of guaranteed payments) in amounts equal to the dividends payable on the Company's Series A Preferred Stock.

The Company is obligated to issue to the minority interest, upon subscription, one share of Series B Non-Participating Convertible Preferred Stock (Series B Preferred Stock) for each of the Operating Partnership units held by the minority interest. Each share of Series B Preferred Stock entitles the holder to one vote on all matters submitted to the Company's shareholders. The holders of Series B Preferred Stock, voting as a class, have the right to designate up to four nominees for election as directors of the Company. On all other matters, including the election of directors, the holders of Series B Preferred Stock will vote with the holders of common stock. The holders of Series B Preferred Stock are not entitled to dividends or earnings. Under certain circumstances, the Series B Preferred Stock is convertible into common stock at a ratio of 14,000 shares of Series B Preferred Stock for one share of common stock.

In September 1999 and November 1999, the Operating Partnership completed private placements of $75 million 9% Cumulative Redeemable Preferred Partnership Equity (Series C Preferred Equity) and $25 million 9% Cumulative Redeemable Preferred Partnership Equity (Series D Preferred Equity), respectively. Both the Series C and Series D Preferred Equity were purchased by institutional investors, and have a fixed 9% coupon rate, no stated maturity, sinking fund or mandatory redemption requirements.

The holders of Series C Preferred Equity have the right, beginning in 2009, to exchange $37.50 in liquidation value of such equity for one share of Series C Preferred Stock. The holders of the Series D Preferred Equity have the right, beginning in 2009, to exchange $100 in liquidation value of such equity for one share of Series D Preferred Stock. The terms of the Series C Preferred Stock and Series D Preferred Stock are substantially similar to those of the Series C Preferred Equity and Series D Preferred Equity. Like the Series A Preferred Stock, the Series C Preferred Stock and Series D Preferred Stock are non-voting.

In March 2000, the Company's Board of Directors authorized the purchase of up to $50 million of the Company's common stock in the open market. The stock may be purchased from time to time as market conditions warrant. For each share of the Company's stock repurchased, an equal number of the Company's Operating Partnership units are redeemed. As of December 31, 2001, the Company had purchased and the Operating Partnership had redeemed approximately 4.1 million shares and units for approximately $47.1 million. Existing lines of credit provided funding for the purchases.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

At the time of the Company's initial public offering (IPO) and acquisition of its partnership interest in the Operating Partnership, the Company entered into an agreement (the Cash Tender Agreement) with A. Alfred Taubman, who owns an interest in the Operating Partnership, whereby he has the annual right to tender to the Company units of partnership interest in the Operating Partnership (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on a market valuation of the Company on the trading date immediately preceding the date of the tender. The Company will have the option to pay for these interests from available cash, borrowed funds or from the proceeds of an offering of the Company's common stock. Generally, the Company expects to finance these purchases through the sale of new shares of its stock. The tendering partner will bear all market risk if the market price at closing is less than the purchase price and will bear the costs of sale. Any proceeds of the offering in excess of the purchase price will be for the sole benefit of the Company. At A. Alfred Taubman's election, his family and certain others may participate in tenders.

Based on a market value at December 31, 2001 of $14.85 per common share, the aggregate value of interests in the Operating Partnership that may be tendered under the Cash Tender Agreement was approximately $366 million. The purchase of these interests at December 31, 2001 would have resulted in the Company owning an additional 30% interest in the Operating Partnership.

The Company has made a continuing, irrevocable offer to all present holders (other than certain excluded holders, including A. Alfred Taubman), assignees of all present holders, those future holders of partnership interests in the Operating Partnership as the Company may, in its sole discretion, agree to include in the continuing offer, and all existing and future optionees under the Operating Partnership's incentive option plan to exchange shares of common stock for partnership interests in the Operating Partnership (the Continuing Offer). Under the Continuing Offer agreement, one unit of the Operating Partnership interest is exchangeable for one share of the Company's common stock.

Shares of common stock that were acquired by General Motors pension trusts in connection with the IPO may be sold through a registered offering. Pursuant to a registration rights agreement with the Company, the owners of these shares have the annual right to cause the Company to register and publicly sell their shares of common stock (provided that the shares have an aggregate value of at least $50 million and subject to certain other restrictions). All expenses of such a registration are to be borne by the Company, other than the underwriting discounts or selling commissions, which will be borne by the exercising party.

The Company is currently involved in certain litigation arising in the ordinary course of business. Management believes that this litigation will not have a material adverse effect on the Company's financial statements.

Refer to Note 10 for commitments relating to certain investments in technology businesses. Refer to Note 11 for the Operating Partnership's guarantees of certain debt.

NOTE 17 – EARNINGS PER SHARE

Basic earnings per common share are calculated by dividing earnings available to common shareowners by the average number of common shares outstanding during each period. For diluted earnings per common share, the Company's ownership interest in the Operating Partnership (and therefore earnings) are adjusted assuming the exercise of all options for units of partnership interest under the Operating Partnership's incentive option plan having exercise prices less than the average market value of the units using the treasury stock method. For the years ended December 31, 2001, 2000 and 1999, options for 0.6 million, 4.5 million, and 0.7 million units of partnership interest with average exercise prices of $13.30, $11.99, and $13.38, respectively, were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price for the period calculated.

	Year Ended December 31		
(in thousands, except share data)	**2001**	2000	1999
Income (loss) before extraordinary items and cumulative effect of change in accounting principle allocable to common shareowners (Numerator):			
Net income (loss) allocable to common shareowners	**$(8,943)**	$86,420	$8,902
Common shareowners' share of cumulative effect of change in accounting principle	**4,924**		
Common shareowners' share of extraordinary items		5,958	294
Basic income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$(4,019)**	$92,378	$9,196
Effect of dilutive options	**(424)**	(490)	(270)
Diluted income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$(4,443)**	$91,888	$8,926
Shares (Denominator) – basic and diluted	**50,500,058**	52,463,598	53,192,364
Income (loss) before extraordinary items and cumulative effect of change in accounting principle per common share:			
Basic	**$ (0.08)**	$ 1.76	$ 0.17
Diluted	**$ (0.09)**	$ 1.75	$ 0.17
Cumulative effect of change in accounting principle per common share – basic and diluted	**$ (0.10)**		
Extraordinary items per common share – basic and diluted		$ (0.11)	$ (0.01)

NOTE 18 – CASH FLOW DISCLOSURES AND NON-CASH INVESTING AND FINANCING ACTIVITIES

Interest paid in 2001, 2000, and 1999, net of amounts capitalized of $23.7 million, $25.1 million, and $14.5 million, respectively, approximated $63.5 million, $50.4 million, and $45.8 million, respectively. The following non-cash investing and financing activities occurred during 2001, 2000, and 1999:

	2001	2000	1999
Non-cash additions to properties	**$59,622**	$ 13,568	$13,550
Non-cash contributions to Unconsolidated Joint Ventures	**3,778**	2,762	58,720
Step-up in Company's basis in Twelve Oaks Mall (Note 3)		121,654	
Land contracts	**800**	7,341	843
Partnership units released (Note 10)	**878**	1,130	
Debt assumed with Twelve Oaks transaction (Note 3)		50,015	
Accrual for stock repurchases settled in January 2001		1,621	

Non-cash additions to properties primarily represent accrued construction and tenant allowance costs of new centers and development projects.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly results of operations for 2001 and 2000:

(in thousands, except share data)	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	**$78,848**	**$83,589**	**$82,185**	**$96,806**
Equity in income of Unconsolidated Joint Ventures	**4,856**	**5,215**	**4,788**	**7,002**
Income before extraordinary items, cumulative effect of change in accounting principle, and minority and preferred interests	**13,736**	**15,723**	**12,295**	**13,910**
Net income (loss)	**(4,499)**	**5,760**	**2,796**	**3,600**
Net income (loss) allocable to common shareowners	**(8,649)**	**1,610**	**(1,354)**	**(550)**
Basic earnings per common share:				
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$ (0.07)**	**$ 0.03**	**$ (0.03)**	**$ (0.01)**
Net income (loss)	**(0.17)**	**0.03**	**(0.03)**	**(0.01)**
Diluted earnings per common share:				
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$ (0.07)**	**$ 0.03**	**$ (0.03)**	**$ (0.01)**
Net income (loss)	**(0.17)**	**0.03**	**(0.03)**	**(0.01)**

(in thousands, except share data)	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 72,773	$70,398	$74,789	$ 87,640
Equity in income of Unconsolidated Joint Ventures	8,595	7,728	5,089	7,067
Income before gain on disposition of interest in center, extraordinary items, and minority and preferred interests	16,827	14,529	14,254	20,877
Net income (loss)	(2,239)	4,750	89,815	10,694
Net income (loss) allocable to common shareowners	(6,389)	600	85,665	6,544
Basic earnings per common share:				
Income (loss) before extraordinary items	$ (0.01)	$ 0.01	$ 1.63	$ 0.13
Net income (loss)	(0.12)	0.01	1.63	0.13
Diluted earnings per common share:				
Income (loss) before extraordinary items	$ (0.01)	$ 0.01	$ 1.62	$ 0.13
Net income (loss)	(0.12)	0.01	1.62	0.13

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 – NEW ACCOUNTING PRINCIPLE

In October 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaced FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement 144 broadens the reporting of discontinued operations to include disposals of operating components; each of the Company's investments in an operating center is such a component. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and generally are to be applied prospectively. The Statement is not expected to have a material effect on the financial condition or results of operations of the Company; however, if the Company were to dispose of a center, the center's results of operations would have to be separately disclosed as discontinued operations in the Company's financial statements.

NOTE 21 – SUBSEQUENT EVENTS

In early 2002, the Operating Partnership entered into a definitive purchase and sale agreement to acquire for $88 million a 50% general partnership interest in SunValley Associates, a California general partnership that owns the Sunvalley Shopping Center located in Concord, California. The $88 million purchase price consists of $28 million of cash and $60 million of existing debt that encumbers the property. The Company's interest in the secured debt consists of a $55 million primary note bearing interest at LIBOR plus 0.92% and a $5 million note bearing interest at LIBOR plus 3.0%. The notes mature in September 2003 and have two one-year extension options. The center is also subject to a ground lease that expires in 2061. The Manager has managed the property since its development and will continue to do so after the acquisition. Although the Operating Partnership is purchasing its interest in Sunvalley from an unrelated third party, the other partner is an entity owned and controlled by Mr. A. Alfred Taubman, the Company's largest shareholder and recently retired Chairman of the Board of Directors.

Also in early 2002, the Company entered into agreements to sell its interests in LaCumbre Plaza and Paseo Nuevo, subject to satisfying closing conditions, for $77 million. These centers are subject to ground leases and are unencumbered by debt. The centers were purchased in 1996 for $59 million.

These transactions are expected to close during the first half of 2002, and the Company expects to use the net proceeds from the sale of the two centers to fund the acquisition of Sunvalley and pay down borrowings under the Company's lines of credit.

In March 2002, the Company entered into a one-year 4.3% swap agreement based on a notional amount of $100 million to begin November 1, 2002, as a hedge of the Company's $275 million line of credit.

OFFICERS AND DIRECTORS

TAUBMAN CENTERS, INC. BOARD OF DIRECTORS

Robert S. Taubman [3,4]
Chairman of the Board
President and Chief Executive Officer
Taubman Centers, Inc.

Lisa A. Payne
Executive Vice President
Chief Financial and Administrative Officer
Taubman Centers, Inc.

William S. Taubman
Executive Vice President
Taubman Centers, Inc.

Graham T. Allison [1,4]
Professor
Harvard University

Allan J. Bloostein [1,3,4]
President
Allan J. Bloostein Associates
Retired Vice Chairman of the Board
May Department Stores Company

Jerome A. Chazen [1,2]
Chairman
Chazen Capital Partners
Chairman Emeritus
Liz Claiborne, Inc.

S. Parker Gilbert [1,2,3]
Former Chairman
Morgan Stanley Group, Inc.

Peter Karmanos, Jr. [1,2]
Chairman and Chief Executive Officer
Compuware Corporation

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Nominating Committee Member
(4) Executive Committee Member

THE TAUBMAN COMPANY SENIOR OFFICERS

Robert S. Taubman
Chairman of the Board
President and Chief Executive Officer

Lisa A. Payne
Executive Vice President
Chief Financial and Administrative Officer

William S. Taubman
Executive Vice President

Denise Anton
Senior Vice President
Center Operations

Esther R. Blum [1]
Senior Vice President
Controller and Chief Accounting Officer

Steven E. Eder
Senior Vice President
Treasurer

Cordell A. Lietz
Senior Vice President
Investments

Sara Jo Light
Senior Vice President
Human Resources and Administration

Courtney Lord
Senior Vice President
Leasing

John L. Simon
Senior Vice President
Development

Mark G. Bulmash
Group Vice President
Development

Gary J. Grobson
Group Vice President
Planning and Design

Stephen J. Kieras
Group Vice President
Development

Anne Mastin
Group Vice President
Leasing

David T. Weinert
Group Vice President
Leasing

(1) Also serves as Senior Vice President, Controller and Chief Accounting Officer of Taubman Centers, Inc.

A. Alfred Taubman
Founder

SHAREOWNER INFORMATION

CORPORATE HEADQUARTERS
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
P.O. Box 200
Bloomfield Hills, MI 48303-0200
248.258.6800

QUARTERLY SHARE PRICE AND DIVIDEND INFORMATION
The common stock of Taubman Centers, Inc. is listed and traded on the New York Stock Exchange (Symbol: **TCO**). The following table presents the dividends and range of share prices for each quarter of 2001.

MARKET QUOTATIONS

2001 Quarter Ended	High	Low	Dividends
March 31	12.26	10.75	0.250
June 30	14.00	12.02	0.250
September 30	14.13	11.63	0.250
December 31	15.80	12.80	0.255

SHAREOWNER INQUIRIES
Barbara K. Baker
Vice President, Investor Relations
200 East Long Lake Road, Suite 300
P.O. Box 200
Bloomfield Hills, MI 48303-0200
248.258.7367
e-mail: bbaker@taubman.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Detroit, MI

OUR WEBSITE: www.taubman.com
Investor information includes press releases, SEC filings, and webcasts of quarterly earnings conference calls.

DIVIDEND REINVESTMENT & DIRECT STOCK PURCHASE PLAN
The Dividend Reinvestment and Direct Stock Purchase Plan — sponsored and administrated by Mellon Bank — provides owners of common stock a convenient way to reinvest dividends and purchase additional shares. In addition, investors who do not currently own any Taubman Centers' stock can make an initial investment through this program. A plan description can be viewed online on Mellon Investor Services website: **www.melloninvestor.com**

For questions about this plan or your account,
call 1.888.877.2889
For a brochure and enrollment form,
call 1.800.437.1329

PUBLICATIONS
The Company's annual report on Form 10-K and quarterly reports on Form 10-Q are available free of charge from Taubman Centers Investor Services or can be viewed online at **www.taubman.com.** A Notice of Annual Meeting of Shareholders and Proxy Statement is furnished in advance of the annual meeting to all shareowners entitled to vote at the annual meeting.

ANNUAL MEETING
The 2002 Taubman Centers, Inc. Annual Meeting will be held on Thursday, May 30 at the Community House in Birmingham, Michigan. The meeting will begin at 11:00 a.m. local time.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
888.877.2889
www.melloninvestor.com

CENTER WEBSITES

Beverly Center	beverlycenter.com
Biltmore Fashion Park	shopbiltmore.com
Briarwood	shopbriarwood.com
Cherry Creek	shopcherrycreek.com
Columbus City Center	shopcitycenter.com
Dolphin Mall	shopdolphinmall.com
Fair Oaks	shopfairoaksmall.com
Fairlane Town Center	shopfairlane.com
The Falls	shopthefalls.com
Great Lakes Crossing	shopgreatlakescrossing.com
Hilltop	shophilltop.com
International Plaza	shopinternationalplaza.com
La Cumbre Plaza	shoplacumbre.com
Lakeforest	shoplakeforest.com
MacArthur Center	shopmacarthur.com
Marley Station	shopmarleystation.com
Meadowood Mall	shopmeadowood.com
Paseo Nuevo	shoppaseonuevo.com
Regency Square	shopregencysqmall.com
The Mall at Short Hills	shopshorthills.com
Stamford Town Center	shopstamfordtowncenter.com
Stoneridge	shopstoneridge.com
Sunvalley	shopsunvalley.com
The Mall at Tuttle Crossing	shoptuttlecrossing.com
Twelve Oaks Mall	shoptwelveoaks.com
The Mall at Wellington Green	shopwellingtongreen.com
Westfarms	shopwestfarms.com
The Shops at Willow Bend	shopwillowbend.com
Woodfield	shopwoodfield.com
Woodland	shopwoodlandmall.com

DEBUTING THIS SPRING AND SUMMER

The Mall at Millenia	mallatmillenia.com
Stony Point Fashion Park	shopstonypoint.com